                                     FILED PURSUANT TO GENERAL INSTRUCTION II.L.
                                        OF FORM F-10; FILE NO. 333-121260.

AMENDMENT TO PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT DATED DECEMBER 15, 2004

(TO PROSPECTUS DATED JUNE 17, 2004, AS AMENDED BY AN AMENDMENT DATED DECEMBER 13, 2004)

                                (PARAMOUNT LOGO)
                               Offer to Exchange
   US$133,256,000 Aggregate Principal Amount of 7 7/8% Senior Notes Due 2010
                      (CUSIP 699320AA5, ISIN US699320AA59)
                                      and
    US$81,250,000 Aggregate Principal Amount of 8 7/8% Senior Notes Due 2014
                      (CUSIP 699320AB3, ISIN US699320AB33)
                                      for
   US$214,506,000 Aggregate Principal Amount of 8 1/2% Senior Notes Due 2013
                                      and
                                      Cash
                                      and
          Solicitation of Consents to Amendments to Related Indentures

This document, which we refer to as the "Amendment", amends and supplements our prospectus supplement and solicitation statement dated December 15, 2004, which we refer to as the "Statement", as set forth in this Amendment. All terms used in this Amendment shall be deemed to have the same meanings as given to such terms in the Statement.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY US STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE STATEMENT, AS AMENDED BY THIS AMENDMENT, OR THE PROSPECTUS ACCOMPANYING THE STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS AMENDMENT, THE STATEMENT AND THE PROSPECTUS ACCOMPANYING THE STATEMENT IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS, WHICH ARE INCLUDED IN THE STATEMENT AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS ACCOMPANYING THE STATEMENT, IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

EXCHANGING OLD NOTES FOR NEW NOTES AND OWNING THE NEW NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. THERE MAY ALSO BE TAX CONSEQUENCES FOR NOT EXCHANGING OLD NOTES FOR NEW NOTES. THIS AMENDMENT, THE STATEMENT AND THE PROSPECTUS ACCOMPANYING THE STATEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION CONTAINED IN THIS AMENDMENT AND THE STATEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THE STATEMENT AND THE PROSPECTUS ACCOMPANYING THE STATEMENT ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS AND THE ASSETS OF OUR DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

YOU SHOULD BE AWARE THAT DURING THE PERIOD OF THE EXCHANGE OFFER, WE OR OUR AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF THE OLD NOTES, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS.

THE EXCHANGE OFFER IS BEING MADE BY PROSPECTUS IN THE UNITED STATES. THE OFFER TO EXCHANGE IS NOT BEING MADE TO, NOR WILL TENDERS OF OLD NOTES BE ACCEPTED FROM OR ON BEHALF OF, OR NEW NOTES ISSUED TO, HOLDERS OF OLD NOTES RESIDENT IN, OR OTHERWISE SUBJECT TO THE LAWS OF, ANY PROVINCE OR TERRITORY OF CANADA OR ANY OTHER JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR THE ISSUANCE OF NEW NOTES WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, WE MAY EXTEND THE EXCHANGE OFFER TO SUCH HOLDERS AND ACCEPT TENDERS OF OLD NOTES FROM OR ON BEHALF OF, AND ISSUE NEW NOTES TO, SUCH HOLDERS, IF WE DETERMINE, IN OUR SOLE DISCRETION, THAT SUCH EXTENSION AND ACCEPTANCE OF THE OFFER AND ISSUANCE OF NEW NOTES IS PERMITTED BY APPLICABLE LAWS.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE US STATES OF CALIFORNIA, IDAHO, ILLINOIS, INDIANA, MARYLAND, MICHIGAN, MINNESOTA, MISSOURI, NEW HAMPSHIRE, NEW JERSEY, NORTH DAKOTA, OHIO, PENNSYLVANIA, TENNESSEE, TEXAS AND UTAH AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

               The sole Dealer Manager and Solicitation Agent is:

                              UBS INVESTMENT BANK
January 24, 2005

--------------------------------------------------------------------------------

1.  BACKGROUND TO THE AMENDMENTS

We commenced the exchange offer on December 15, 2004. Under the exchange offer we offered an additional payment for tendering noteholders if the requisite consents were received by 5:00 p.m. New York time on December 29, 2004. As of that time, the requisite consents had not been received and we began negotiations with representatives of a committee of holders of each series of old notes, which we refer to as the "Committee", which we were advised held a sufficient amount of old notes to preclude the Minimum Tender Condition from being satisfied. We came to an agreement with representatives of the Committee regarding the amendments to be made to the exchange offer on January 21, 2005. Noteholders on the Committee beneficially owning or controlling, directly or indirectly, approximately 30% of the principal amount of the 2010 Notes and approximately 43% of the principal amount of the 2014 Notes have entered into agreements with us pursuant to which they agreed to tender their old notes to the amended exchange offer, provided that the bank consents referred to below are obtained by February 1, 2005. On January 24, 2005 we issued a news release announcing the amendments to the exchange offer and the entering into of such agreements.

Since the requisite consents were not received prior to the consent expiration time, the separate consent payment of US$30.00 per US$1,000 principal amount of old notes originally provided for in the exchange offer will not be paid to any holders of old notes.

2.  SUMMARY OF THE AMENDMENTS

The following is a summary of the amendments to the exchange offer, which we refer to as the "Amendments".

- the offer expiration date is changed to 5:00 p.m., New York City time, on February 4, 2005;

- the cash consideration offered under the exchange offer for the 2010 Notes and the 2014 Notes is changed to US$138.05 and US$220.20 for each US$1,000 principal amount of old notes tendered, respectively, plus accrued and unpaid interest to the payment date;

- a condition to the exchange offer has been added, so that the completion of the exchange offer is also conditioned upon our receipt of consents to the exchange offer, as amended by this Amendment, from the lenders under our senior credit facility; and

- the terms of the new notes offered under the exchange offer are amended as follows:

    -  the maturity date for the new notes is changed to January 31, 2013;

    -  the interest rate for the new notes is changed to 8 1/2% per year;

    - the new notes will be secured by a first secured charge over the Trust units to be retained by us as part of the Trust Spinout (excluding any Trust units held for purposes of our option plans), and if we sell any of such Trust units we must offer to purchase the new notes with the net cash proceeds of those sales;

    - the ability to redeem the new notes prior to January 31, 2007 with the net cash proceeds of Equity Offerings is removed;

    - the redemption prices for optional redemption of the new notes are changed; and

    - on September 30, 2005, holders of a majority in aggregate principal amount of the new notes will be entitled by notice to require that the interest rate on the new notes be increased to 10.5% per year, and if such notice is given then (i) commencing February 1, 2006 the interest rate on the new notes will be adjusted to 10.5% per year and (ii) we will be entitled to redeem all, but not less than all, of the new notes at any time before January 31, 2006 at par plus accrued and unpaid interest.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE FOREGOING IS A SUMMARY OF THE AMENDMENTS ONLY. YOU SHOULD REFER TO THE SECTION BELOW ENTITLED "AMENDMENTS TO THE STATEMENT" FOR A COMPLETE DESCRIPTION OF THE AMENDMENTS BEING MADE TO THE STATEMENT AS A RESULT OF THE AMENDMENTS. THE AMENDMENTS TO THE TERMS OF THE NEW NOTES SUMMARIZED ABOVE ARE QUALIFIED IN THEIR ENTIRETY BY THE DESCRIPTION OF THE NEW NOTES SET FORTH IN THE SECTION ENTITLED "DESCRIPTION OF THE NEW NOTES" IN APPENDIX A HERETO.

3.  AMENDMENTS TO THE STATEMENT

The Statement is amended as follows:

- all references to the offer expiration date are hereby changed from "January 13, 2005" to "February 4, 2005";

- all references to the cash consideration offered under the exchange offer for the 2010 Notes and 2014 Notes are hereby changed from "US$103.27" and "US$185.44", respectively, for each US$1,000 principal amount of old notes tendered, to "US$138.05" and "US$220.20", respectively;

- all references to the maturity date of the new notes are hereby changed from "January 31, 2012" to "January 31, 2013" or from "2012" to "2013", as the case may be;

- all references to the interest rate per year payable in respect of the new notes are hereby changed from "8%" to "8 1/2%";

- the paragraph under "Questions and answers regarding procedural aspects of the exchange offer and consent solicitation--What is the purpose of the exchange offer and consent solicitation?" is amended to add "the Lenders' Consent Condition (as defined below)," immediately before "the Supplemental Indenture Condition (as defined below)";

- the paragraph under "Questions and answers regarding procedural aspects of the exchange offer and consent solicitation--Are there any significant conditions to the completion of the exchange offer?" is amended to add "the satisfaction of the Lenders' Consent Condition" immediately before ", and satisfaction of the Supplemental Indenture Condition";

- "our obtaining consents from the lenders under our existing senior credit facilities, in a form satisfactory to us, to our completion of the exchange offer;" is added before "crude oil and natural gas prices and demand;" in the first paragraph under "Disclosure regarding forward-looking statements";

- the following paragraph is added after the fourth paragraph under "Prospectus Summary--The exchange offer and consent solicitation--The exchange offer":

       "Lenders' consent condition. The completion of the exchange offer is conditioned upon our receipt of consents from the lenders under our existing senior credit facility, in a form satisfactory to us.";

- the following paragraphs are added after the last paragraph under "Risk factors--Risks related to the new notes":

       "AN INCREASE IN THE INTEREST RATE APPLICABLE TO THE NEW NOTES FROM 8 1/2% PER YEAR TO 10 1/2% PER YEAR COULD RESULT IN A TAXABLE EXCHANGE FOR UNITED STATES FEDERAL TAX PURPOSES.

       Under the indenture governing the new notes, the holders of a majority in aggregate principal amount of the new notes will have the right to demand, on September 30, 2005, that we increase the interest rate payable on the new notes from 8 1/2% per year to 10 1/2% per year. We will have the right to redeem the new notes rather than give effect to such demand. If we increase the interest rate payable on the new notes, however, holders of the new notes may be deemed to have exchanged their old notes for different notes in an exchange, which could result in the recognition of gain or loss for United States federal tax purposes.

--------------------------------------------------------------------------------
 2

--------------------------------------------------------------------------------

       THE PROCEEDS OF ANY SALE BY US OF RETAINED TRUST UNITS THAT ARE PLEDGED, FOLLOWING AN EVENT OF DEFAULT UNDER THE INDENTURE GOVERNING THE NEW NOTES, MIGHT NOT BE SUFFICIENT TO SATISFY, AND COULD BE SUBSTANTIALLY LESS THAN, AMOUNTS DUE ON THE NEW NOTES.

       The right of the trustee to take possession and dispose of the pledged retained Trust units upon the occurrence of an event of default under the indenture governing the new notes is likely to be significantly impaired by applicable bankruptcy or insolvency law if a bankruptcy or insolvency proceeding were to be commenced by us prior to the trustee having taken possession and disposed of the pledged retained Trust units. Section 362 of title 11 of the United States Code, which we refer to as the "Bankruptcy Code", imposes a stay against, among other things, (i) the enforcement, against the debtor or against property of the estate, of a judgment obtained before the commencement of the case; (ii) any act to obtain possession of property of the estate or of property from the estate or to exercise control over property of the estate; (iii) any act to create, perfect or enforce any lien against property of the estate; and (iv) any act to create, perfect or enforce against property of the debtor any lien to the extent such lien secures a claim that arose before the commencement of the case. Therefore, under the Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Additionally, under the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors Arrangement Act (Canada), an insolvent person may be able to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby. Such a restructuring proposal, if accepted by the requisite majorities of each affected class of creditors and if approved by the relevant Canadian court, would be binding on creditors within any such class who may not otherwise be willing to accept it.

       Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection". What constitutes "adequate protection" may vary according to the circumstances of the particular case. In view of the lack of a precise definition of what may constitute "adequate protection" and the broad discretionary powers granted to bankruptcy courts pursuant to the Bankruptcy Code, we cannot predict how long payments under the new notes could be delayed following commencement of a bankruptcy case under US law, whether or when the trustee could repossess or dispose of the pledged retained Trust units or whether or to what extent holders would be compensated for any delay in payment or loss of value of the pledged retained Trust units through the requirement of "adequate protection". Upon the commencement of the bankruptcy proceeding under the Bankruptcy Code, the automatic stay of Section 362 of the Bankruptcy Code is imposed and cannot be terminated, annulled, modified or conditioned unless, as set forth in Section 362(d) of the Bankruptcy Code, the bankruptcy court finds (i) just cause exists, including the lack of adequate protection of an interest in property of such party in interest; or (ii) if the debtor does not have an equity in such property and such property is not necessary for an effective reorganization of the debtor. Similarly, under the Canadian bankruptcy and insolvency legislation referred to above, an insolvent debtor may be permitted to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument.

       Furthermore, in the event a US or Canadian bankruptcy court were to determine that the value of the pledged retained Trust units is not sufficient to repay all amounts due on the new notes,

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

       the holders of the new notes would hold secured claims to the extent of the value of the pledged retained Trust units securing the new notes and would hold unsecured claims with respect to any shortfall. Pursuant to
       Section 506(b) of the Bankruptcy Code, the payment or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case is not permitted unless the claims are oversecured by the property securing such claims and the oversecured portion is sufficient to cover such interests, costs and fees. In addition, if we become the subject of a US bankruptcy case or Canadian insolvency proceeding, the bankruptcy or insolvency court, among other things, may avoid certain prior transfers made by the entity that is the subject of the bankruptcy filing or insolvency proceeding, including, without limitation, transfers held to be preferences or fraudulent conveyances.";

- references to our total debt of "$336.3 million", our secured debt of approximately "$65.7 million" and our additional borrowings available of approximately "$84.3 million" in the Statement under "Risk factors--Risks related to the new notes" are hereby changed to "$337.7 million", "$67.1 million" and "$82.9 million", respectively, and all references to our secured debt do not include the new notes;

- the fifth paragraph under "The exchange offer and consent solicitation--Terms of the exchange offer and consent solicitation" is amended to add ", the Lenders' Consent Condition" immediately after "If the Minimum Tender Condition";

- "- the satisfaction of the Lenders' Consent Condition" is added after "- the satisfaction of the Minimum Tender Condition" in the first paragraph under "The exchange offer and consent solicitation--Conditions to the exchange offer and consent solicitation"; and

- the second paragraph under "The exchange offer and consent solicitation--Terms of the exchange offer and consent solicitation--Proposed Amendments" is amended to add ", the Lenders' Consent Condition" immediately after "If the Minimum Tender Condition".

In addition:

- The Statement indicates that we will own approximately 19% of the outstanding Trust units upon completion of the Trust Spinout. Of those Trust units, up to 4.5% of the outstanding Trust units are expected to be used by us for purposes of our option plans.

- The Statement is silent on the payment of accrued and unpaid interest to noteholders who have tendered their old notes to the exchange offer. Accrued and unpaid interest will be paid on old notes exchanged for new notes under the exchange offer on the payment date.

- As we announced on December 31, 2004, Moody's Investors Service, Inc. has assigned a "B3" rating to the new notes and Moody's ratings for us are with a negative outlook.

The Statement is further amended by replacing and superceding the sections and subsections of the Statement set forth below with the replacement sections and subsections set forth in Appendix A hereto:

-  "Prospectus summary--New notes"

-  "Consolidated capitalization"

- "Effect of the trust spinout on our business--Pro forma financial and operational information--Selected consolidated financial data"

-  "Comparison of the old notes and new notes"

-  "Description of the new notes"

-  "Interest coverage"

--------------------------------------------------------------------------------
 4

--------------------------------------------------------------------------------

The Statement is further amended by replacing and superceding our pro forma consolidated financial statements set forth on pages S-106 to S-127 of the Statement with our pro forma consolidated financial statements attached as Appendix B hereto.

ALL CONSEQUENTIAL AMENDMENTS IN ACCORDANCE WITH THIS AMENDMENT ARE DEEMED TO BE MADE WHERE REQUIRED TO THE EXCHANGE OFFER AND THE STATEMENT AND THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY RESPECTING THE EXCHANGE OFFER.

ALL REFERENCES TO THE STATEMENT IN THE STATEMENT SHALL BE DEEMED TO REFER TO THE STATEMENT AS AMENDED AND SUPPLEMENTED BY THIS AMENDMENT, AND ALL REFERENCES TO THE EXCHANGE OFFER IN THE STATEMENT SHALL BE DEEMED TO REFER TO THE EXCHANGE OFFER AS AMENDED AND SUPPLEMENTED BY THIS AMENDMENT.

THE STATEMENT, AS AMENDED BY THIS AMENDMENT, IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS ACCOMPANYING THE STATEMENT SOLELY FOR THE PURPOSES OF THE NEW NOTES OFFERED THEREBY.

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                                                                               5

--------------------------------------------------------------------------------

APPENDIX A

--------------------------------------------------------------------------------

NEW NOTES

Issuer........................   Paramount Resources Ltd.

Securities offered............   Up to US$214,506,000 aggregate principal amount
                                 of 8 1/2% Senior Notes due 2013.

Maturity date.................   January 31, 2013.

Interest......................   8 1/2% per year, paid semi-annually. However,
                                 holders of a majority in aggregate principal amount of the new notes may provide notice on September 30, 2005 that they have elected to increase the interest rate on the new notes from 8 1/2% per year to 10 1/2% per year, effective on February 1, 2006, and, if such notice is given, we may redeem all of the notes, as described below under "Special optional redemption". We will make interest payments in US dollars.

Interest payment dates........   January 31 and July 31, beginning on July 31,
                                 2005.

Mandatory redemption..........   We will not be required to make mandatory
                                 redemption or sinking fund payments with respect to the new notes.

Special optional redemption...   In the event that holders of a majority in
                                 aggregate principal amount of the notes provide notice on September 30, 2005 that they elect to increase the interest rate on the notes to 10 1/2% per year, we will have the right, at any time on or prior to January 31, 2006, to redeem all of the notes at a redemption price of 100% plus accrued and unpaid interest to the date of redemption.

Optional redemption...........   We may redeem the new notes, in whole or in
                                 part, at any time on or after January 31, 2007 at the redemption prices described under "Description of the new notes--Optional redemption".

Redemption for changes in
Canadian withholding taxes....   We will make payments on the new notes free of
                                 withholding or deduction for Canadian taxes. If withholding is required, we will be required to pay additional amounts so that the net amounts you receive will equal the amount you would have received if withholding or deduction had not been imposed, provided that if you are not a US resident such additional amounts will not exceed the additional amounts that would be paid if you were a US resident. If, as a result of a change in law occurring after the date of the offering, we are required to pay such additional amounts, we may redeem the new notes, in whole but not in part, at any time, at 100% of their principal amount, plus accrued interest, if any, to the redemption date.

Change of control.............   Upon specified change of control events, we
                                 will be required to make an offer to repurchase the new notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

--------------------------------------------------------------------------------

Security; Ranking.............   The new notes will be secured on a first
                                 priority basis by the Trust units to be
                                 retained by us following the Trust Spinout
                                 (excluding the Trust units held for purposes of our and our subsidiaries' option plans). Upon any sale of the pledged Trust units, we will be required to make an offer to purchase the notes with the net proceeds of such sale at 104.25% plus accrued and unpaid interest, if the offer is made prior to January 31, 2007, and at the redemption prices described under "Description of the new notes--Optional redemption", if the offer is made after January 31, 2007. The new notes will also be secured by pledge of the mirror notes, as described below, and will effectively rank senior to our other indebtedness to the extent of the value of the pledged Trust units and junior to all of our other secured debt to the extent of the assets securing such debt. As of September 30, 2004, after giving effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation
                                 (assuming all old notes not called for
                                 redemption are exchanged), based on the
                                 assumptions contained in note 1 to the table under the heading "Consolidated
                                 Capitalization", and the estimated related decrease to our borrowing base under our senior credit facility, as estimated by us, we would have had approximately $67.1 million in secured debt outstanding (other than the new notes) and approximately $82.9 million of additional borrowings available under our senior credit facility. We estimate that following the Trust
                                 Spinout, borrowings available under our senior credit facility will be reduced to approximately $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

Certain covenants.............   The indenture governing the new notes will
                                 limit our ability and that of our restricted subsidiaries to, among other things:

                                + incur additional debt and issue preferred shares;

                                +  create liens;

                                +  make restricted payments;

                                +  make certain payments and distributions;

                                +  make certain dispositions of assets;

                                +  engage in transactions with affiliates;

                                +  engage in certain business activities; and

                                + engage in mergers, consolidations and certain transfers of assets.

                                 These covenants are subject to important exceptions and qualifications, as described under the "Description of the new notes"
                                 section in this Statement.

--------------------------------------------------------------------------------

Trading.......................   The new notes are a new issue of securities and
                                 there is currently no market for them. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for any quotation system to quote them. We cannot assure you that a liquid market will develop for the new notes.

Mirror notes..................   In connection with the completion of the
                                 exchange offer, we will amend the mirror notes and related documentation for each issue of old notes to reflect the aggregate principal amount of old notes outstanding following completion of the exchange offer. We will execute new mirror notes and related documentation for the new mirror notes issued under the exchange offer. Each of the mirror notes for the new notes will be pledged to the trustee under the indenture governing the new notes.

Risk Factors..................   You should carefully consider all of the
                                 information set forth in this Statement and the accompanying prospectus and, in particular, you should evaluate the specific risks set forth under "Risk factors" in this Statement and the accompanying prospectus in deciding whether to exchange old notes for new notes.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CONSOLIDATED CAPITALIZATION
(dollars in thousands)

The following table provides as of September 30, 2004:

-  our actual consolidated cash and short-term investments and capitalization;
   and

- our consolidated cash and short-term investments and capitalization as adjusted to take into account the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer).

The table does not include the Trust units that we expect to own upon completion of the Trust Spinout, which we expect to be approximately 19% of the outstanding Trust units, with approximately 4.5% of such Trust units to be held by us for purposes of our or our subsidiaries' option plans. We expect to report our Trust unit ownership as a short-term investment on our balance sheet following the completion of the Trust Spinout. Refer to the section of this Statement entitled "The Trust".

You should read this table together with our unaudited consolidated financial statements for September 30, 2004 and management's discussion and analysis related thereto incorporated by reference in the prospectus and our unaudited pro forma consolidated financial statements included in this Statement.

                                                                 AS OF SEPTEMBER 30, 2004
                                                              ------------------------------
                                                                ACTUAL     AS ADJUSTED(1)(2)
--------------------------------------------------------------------------------------------
Cash........................................................  $       --       $     --
Short-term investments......................................      11,715         11,715
                                                              ----------       --------
Debt:
  Senior credit facility(3).................................     164,109         67,095
  Senior notes..............................................     378,480        270,621
                                                              ----------       --------
Total debt..................................................     542,589        337,716
Total shareholders' equity..................................     537,928        428,480
                                                              ----------       --------
Total consolidated capitalization...........................  $1,080,517       $766,196
                                                              ==========       ========

------------
NOTES:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration of US$36.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

(2) For the purposes of this table, US dollars have been converted to Canadian dollars at the noon buying rate on September 30, 2004, which was $1.00 = US$0.7926.

(3) We have a senior credit facility with a syndicate of Canadian banks that revolves until March 31, 2005, subject to extension. To the extent that any lenders participating in the syndicate do not approve an extension, the amount due to those lenders will convert to a one year non-revolving term loan with principal due in full in one year's time. You should refer to the section of this Statement entitled "Description of Other Indebtedness". As of September 30, 2004, after giving effect to the estimated decrease to our borrowing base under our senior credit facility, as estimated by us, as a result of the Trust Spinout, we would have had approximately $82.9 million of additional borrowings available under our senior credit facility (based on the items and assumptions in note 1 above). We estimate that, following the Trust Spinout, the facility available under our senior credit facility will be reduced to $150 million. The actual facility that will be available under our senior credit facility is currently under review by our banking syndicate.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL DATA

The following table provides actual and pro forma selected consolidated financial data for us for the nine months ended September 30, 2004 and the year ended December 31, 2003. The actual selected financial data for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been derived from our unaudited and audited consolidated financial statements for those periods incorporated by reference in the prospectus. Our historical financial data for interim periods are not necessarily indicative of the results that may be expected for a full year of operations. The pro forma selected financial data for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been derived from our unaudited pro forma consolidated financial statements for those periods included in this Statement.

                                                        ACTUAL                      PRO FORMA(1)
                                             ----------------------------   ----------------------------
                                              NINE MONTHS                    NINE MONTHS
                                                 ENDED        YEAR ENDED        ENDED        YEAR ENDED
                                             SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                 2004            2003           2004            2003
--------------------------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)
EARNINGS DATA:
  Revenue..................................   $  301,349      $  299,335     $  173,981      $  206,476
  Expenses.................................      224,399         355,996        130,289         253,608
  Earnings (loss) before income taxes(2)...       76,950         (56,661)        43,692         (47,132)
  Net earnings (loss)......................       58,927           2,633         40,651              18
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets.............................   $1,429,533      $1,175,310     $  873,220              --
  Total debt(3)............................      542,589         287,237        337,716              --
  Shareholders' equity.....................      537,928         496,033        428,480              --

---------------
NOTES:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration of US$36.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

(2) On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants, or "CICA", recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, net earnings for the year ended December 31, 2003 would decrease by $1.4 million.

(3) The following table provides a calculation of our total debt as at the dates indicated:

                                                                            ACTUAL                      PRO FORMA(1)
                                                            --------------------------------------   ------------------
                                                            SEPTEMBER 30, 2004   DECEMBER 31, 2003   SEPTEMBER 30, 2004
    ----------------------------------------------------------------------------------------------   ------------------
                                                                              (THOUSANDS OF DOLLARS)
    Senior credit facility................................       $164,109            $ 60,350             $ 67,095
    Senior notes..........................................        378,480             226,887              270,621
    Total debt............................................        542,589             287,237              337,716

---------------
NOTE:

(1) The figures give effect to the completion of the Trust Spinout, our recent equity issuances, the redemption of old notes that we announced on November 30, 2004, and the completion of the exchange offer and consent solicitation (assuming the exchange for new notes of all old notes being sought in the exchange offer). The figures assume that: (i) we will pay cash consideration of US$36.3 million to the holders of old notes in connection with the exchange offer and consent solicitation, which funds will be drawn from our senior credit facility; (ii) we will receive $150 million in connection with, and upon completion of, the Trust Spinout, which funds will be used to reduce our senior credit facility; and (iii) the commissions and expenses associated with the exchange offer and consent solicitation and the Trust Spinout will be an aggregate of $7 million, of which approximately one half would be recoverable from the Trust.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPARISON OF THE OLD NOTES AND THE NEW NOTES

The provisions of the old indentures are similar to the provisions of the indenture governing the new notes, but they are different in certain respects, most notably in that the indenture governing the new notes will permit the Trust Spinout. The following is a description of some of the other differences between the old indentures and the new indenture. You can find the definitions of some of the defined terms used in this comparison under the subheading "Definitions" in the section of this Statement entitled "Description of the New Notes". THIS COMPARISON IS PROVIDED FOR CONVENIENCE ONLY, AND YOU SHOULD REVIEW THE FULL DESCRIPTION OF THE NEW NOTES CONTAINED IN THE SECTION OF THIS STATEMENT ENTITLED "DESCRIPTION OF THE NEW NOTES". In addition to the provisions set forth below, the new indenture may differ from the old indentures with respect to changes consistent with and necessary to carry out the intent of the provisions below:

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
MATURITY DATE..........  November 1, 2010         July 15, 2014            January 31, 2013

INTEREST...............  7 7/8% per year,         8 7/8% per year,         8 1/2% per year,
                         payable semi-annually    payable semi-annually    payable semi-annually
                         in cash in arrears on    in cash in arrears on    in cash in arrears on
                         May 1 and November 1 of  January 15 and July 15   January 31 and July 31
                         each year                of each year             of each year

                         N/A                      N/A                      Holders of a majority
                                                                           in aggregate principal
                                                                           amount of the new notes
                                                                           may provide notice on
                                                                           September 30, 2005 that
                                                                           they have elected to
                                                                           increase the interest
                                                                           rate on the new notes
                                                                           from 8 1/2% per year to
                                                                           10 1/2% per year,
                                                                           effective on February
                                                                           1, 2006, and, if such
                                                                           notice is given, we are
                                                                           entitled to redeem all
                                                                           of the new notes, as
                                                                           described below under
                                                                           "Special Optional
                                                                           Redemption".

SECURITY...............  Unsecured except for     Unsecured except for     The new notes will be
                         pledge of mirror notes.  pledge of mirror notes.  secured by a first priority security
                                                                           interest in the Trust
                                                                           units to be retained by
                                                                           us following the Trust
                                                                           Spinout (excluding
                                                                           Trust units held for
                                                                           our and our
                                                                           subsidiaries' option
                                                                           plans). There will also
                                                                           be a pledge of mirror
                                                                           notes.
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPARISON OF THE OLD NOTES AND THE NEW NOTES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
"EQUITY CLAW"
REDEMPTION.............  Prior to November 1,     Prior to July 15, 2007,  We may not redeem the
                         2006, we may redeem up   we may redeem up to 35%  new notes with the
                         to 35% of the 2010       of the 2010 Notes at a   proceeds of Equity
                         Notes at a redemption    redemption price of      Offerings.
                         price of 107.875%, plus  108.875%, plus accrued
                         accrued and unpaid       and unpaid interest, if
                         interest, if any, to     any, to the date of
                         the date of redemption,  redemption, with the
                         with proceeds of         proceeds of certain
                         certain Equity           Equity Offerings.
                         Offerings.
OPTIONAL REDEMPTION....  After November 1, 2007,  After July 15, 2009, we  After January 31, 2007,
                         we may redeem all or a   may redeem all or a      we may redeem all or a
                         part of the 2010 Notes   part of the 2014 Notes   part of the new notes
                         at the following         at the following         at the following
                         redemption prices, plus  redemption prices, plus  redemption prices, plus
                         accrued and unpaid       accrued and unpaid       accrued and unpaid
                         interest, if any, to     interest, if any, to     interest, if any, to
                         the date of redemption,  the date of redemption,  the date of redemption,
                         if redeemed during the   if redeemed during the   if redeemed during the
                         12 month period          12 month period          12 month period
                         beginning on November 1  beginning on July 15 of  beginning on January 31
                         of the following years:  the following years:     of the following years:
                         2007--103.938%           2009--104.438%           2007--104.250%
                         2008--101.969%           2010--102.958%           2008--103.250%
                         2009 and                 2011--101.479%           2009--102.250%
                         thereafter--100%         2012 and                 2010--101.250%
                                                  thereafter--100%         2011 and
                                                                           thereafter--100%
SPECIAL OPTIONAL
REDEMPTION.............  N/A                      N/A                      If the holders of a
                                                                           majority in aggregate
                                                                           principal amount of the
                                                                           new notes provide
                                                                           notice on September 30,
                                                                           2005 that they elect to
                                                                           increase the interest
                                                                           rate on the new notes
                                                                           to 10 1/2% per year, we
                                                                           may, at any time on or
                                                                           prior to January 31,
                                                                           2006, redeem all of the
                                                                           new notes at a
                                                                           redemption price of
                                                                           100%, plus accrued and
                                                                           unpaid interest to the
                                                                           date of redemption.
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPARISON OF THE OLD NOTES AND THE NEW NOTES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
RESTRICTED PAYMENTS....  See "New Notes" column.  See "New Notes" column.  Same restrictions on us and our Restricted
                                                                           Subsidiaries, except
                                                                           that the general
                                                                           Restricted Payments
                                                                           basket will be
                                                                           increased from US$20.0
                                                                           million to US$25.0
                                                                           million. However, the
                                                                           restricted payments
                                                                           capacity that had
                                                                           accumulated under our
                                                                           existing indentures
                                                                           from our Consolidated
                                                                           Net Income and
                                                                           issuances of Capital
                                                                           Stock prior to the
                                                                           issue date will not be
                                                                           available for
                                                                           Restricted Payments
                                                                           under the indenture
                                                                           governing the new
                                                                           notes.

INDEBTEDNESS...........  The Credit Agreement     The Credit Agreement     Prior to the Trust
                         debt basket is equal to  debt basket is equal to  Spinout, the Credit
                         the greater of (i)       the greater of (i)       Agreement debt basket
                         $215.0 million and (ii)  $256.0 million and (ii)  is equal to the greater
                         $20.0 million plus 20%   $30.0 million plus 20%   of (i) $270.0 million
                         of Adjusted              of Adjusted              and (ii) $30.0 million
                         Consolidated Net         Consolidated Net         plus 20% of Adjusted
                         Tangible Assets.         Tangible Assets.         Consolidated Net
                                                                           Tangible Assets.
                                                                           Following the Trust
                                                                           Spinout, the Credit
                                                                           Agreement debt basket
                                                                           will be equal to the
                                                                           greater of (i) $160
                                                                           million and (ii) $30
                                                                           million plus 20% of
                                                                           Adjusted Consolidated
                                                                           Net Tangible Assets.

ASSET SALES............  Proceeds from sales of   Proceeds from sales of   Proceeds from sales of
                         the Trust units to be    the Trust units to be    the Trust units to be
                         retained by us           retained by us           retained by us
                         following the Trust      following the Trust      following the Trust
                         Spinout are subject to   Spinout are subject to   Spinout will not be
                         the application of       the application of       subject to the
                         proceeds requirements    proceeds requirements    application of proceeds
                         that could require us    that could require us    requirements that could
                         to make Asset Sale       to make Asset Sale       require us to make
                         Offers.                  Offers.                  Asset Sale Offers.
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

COMPARISON OF THE OLD NOTES AND THE NEW NOTES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
PROVISION                      2010 NOTES               2014 NOTES                NEW NOTES
--------------------------------------------------------------------------------------------------
                                                                           However, we will be
                                                                           required to make an
                                                                           offer to purchase new
                                                                           notes with the net cash
                                                                           proceeds of any sale of
                                                                           those retained Trust
                                                                           units that are pledged.

DEFINITION OF "FAIR
MARKET VALUE"..........  Our Board of Directors,  Our Board of Directors,  Our Chief Financial
                         acting in good faith,    acting in good faith,    Officer, acting in good
                         determines Fair Market   determines Fair Market   faith, determines Fair
                         Value with respect to    Value with respect to    Market Value with
                         transactions in excess   transactions in excess   respect to transactions
                         of US$10.0 million       of US$10.0 million       in excess of Cdn$10.0
                                                                           million and our Board
                                                                           of Directors, acting in
                                                                           good faith, may
                                                                           determine Fair Market
                                                                           Value with respect to
                                                                           transactions in excess
                                                                           of Cdn$50.0 million

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES

The terms of our 8 1/2% Senior Notes due 2013, which we refer to as the "notes" in this "Description of the New Notes" section, are described below. Our debt securities are described generally in the accompanying prospectus. The following description of the particular terms of the notes supplements, and to the extent inconsistent, replaces the description of the general terms and provisions of our debt securities included in the accompanying prospectus. You can find the definitions of certain terms used in this description under the subheading "--Certain definitions". In this section, the word "Paramount" refers only to Paramount Resources Ltd. and not to any of its subsidiaries or partnerships.

Paramount will issue the notes under the indenture that is described in the accompanying prospectus, or the "base indenture", between Paramount and Bank of Nova Scotia Trust Company of New York, as trustee, as supplemented by a supplemental indenture to be entered into by Paramount and the trustee relating to the notes. We refer to the base indenture, as supplemented by the supplemental indenture, as the "indenture". The notes will be issued as a separate series of debt securities under the indenture, and accordingly will vote as a separate series from other series of debt securities on matters under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "--Additional information". Certain defined terms used in this description but not defined below under "--Certain definitions" have the meanings assigned to them in the indenture. References to "US$" are to United States dollars and to "Cdn.$" are to Canadian dollars.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES

The notes:

-  are general obligations of Paramount;

- are equal in right of payment to all existing and future senior Indebtedness of Paramount except to the extent of the value of the Pledged Retained Trust Units;

- are senior in right of payment to any permitted future subordinated Indebtedness of Paramount;

- are unsecured except for a pledge of the Mirror Notes and a pledge of the Pledged Retained Trust Units; and

- are effectively subordinated to all other secured Indebtedness of Paramount, the Mirror Note Issuers and the Guarantors, including the Credit Agreement, to the extent of the value of the assets securing such secured Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

Up to US$214,506,000 of notes will be issued in this offering. The maximum aggregate principal amount of notes that may be issued under the supplemental indenture will be limited to US$214,506,000. The notes will mature on January 31, 2013. Except as provided in the following paragraph, interest on the notes will accrue at the rate of 8 1/2% per annum and will be payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2005. Paramount will make each interest payment to the Holders of record on the immediately preceding January 15 and July 15. For purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

is calculated under a note for any period in any calendar year (the "Calculation Period") is equivalent to the rate payable under a note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period.

If Holders of a majority in aggregate principal amount of the notes as of the close of business on September 15, 2005 notify the trustee at any time following Paramount's delivery of notice as contemplated by the following sentence and on or prior to September 30, 2005 that such Holders have elected to increase the interest rate on the notes to 10 1/2% per annum, then commencing on February 1, 2006, the interest rate on the notes will be increased to a rate of 10 1/2% per annum, subject to Paramount's right to redeem the notes as provided under "--Special Optional Redemption" below. Paramount will cause a notice to be mailed to Holders of the notes at least 30 days and no more than 60 days prior to September 30, 2005. The notice will inform the Holders of their right to increase the interest rate on the notes as provided herein pursuant to the procedures required by the indenture and described in such notice and shall state that in the event that Holders of a majority in aggregate principal amount of the notes elect to require an increase in the interest rate for the notes, Paramount will have the right to redeem the notes on or prior to January 31, 2006 as provided under "--Special Optional Redemption."

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a Holder has given wire transfer instructions to Paramount in writing at least 10 calendar days prior to the applicable payment date, Paramount will pay all principal, interest and premium, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Paramount elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

The trustee will initially act as paying agent and registrar. Paramount may change the paying agent or registrar without prior notice to the Holders of the notes, and Paramount or any of its Subsidiaries may act as paying agent or registrar.

TRANSFER AND EXCHANGE

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all transfer taxes due on transfer. Paramount is not required to transfer or exchange any note selected for redemption. Also, Paramount is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

MIRROR NOTES

Upon closing of the offering of the notes, we will amend the mirror notes issued to us by Paramount Finance Ltd., which is a limited purpose finance company, in connection with the issuance of the old notes, such that the principal amount of each such mirror note is equal to the amount of the applicable old notes outstanding following the exchange offer and in exchange for such amendment, Paramount Finance Ltd. will issue to us a Mirror Note in the principal amount equal to the principal amount of notes issued in the exchange offer.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

Paramount Finance Ltd. will similarly amend the mirror notes issued to Paramount Finance Ltd. by Paramount Resources in connection with the issuance of the old notes and in exchange Paramount Resources will issue to Paramount Finance Ltd. a Mirror Note in the principal amount equal to the principal amount of notes issued in the exchange offer. The Paramount Resources Mirror Note and the related Mirror Note Guarantees will be pledged to Paramount by Paramount Finance Ltd. to secure Paramount Finance Ltd.'s obligations under its Mirror Note. In turn, Paramount will pledge the Paramount Finance Ltd. Mirror Note, its interest in the Paramount Resources Mirror Note and the related Mirror Note Guarantees to secure performance of Paramount's obligations under the notes.

The obligations of Paramount Finance Ltd. to Paramount under its Mirror Note and the obligations of Paramount Resources to Paramount Finance Ltd. under its Mirror Note will be initially guaranteed by each existing Restricted Subsidiary of Paramount other than the Mirror Note Issuers.

PLEDGE OF RETAINED TRUST UNITS

Pursuant to a pledge agreement (the "Trust Unit Pledge Agreement") by and between Paramount and the trustee immediately following the consummation of the Trust Spinout, the notes will be secured by a first priority security interest in the Pledged Retained Trust Units and all distributions thereon and proceeds thereof.

Subject to certain terms and conditions set forth in the indenture and the Trust Unit Pledge Agreement, Paramount will be entitled to exercise any voting and other consensual rights on the Pledged Retained Trust Units and to collect, invest and dispose of any income thereon. Upon the occurrence and during the continuance of an Event of Default, subject to the conditions set forth in the indenture and the Trust Unit Pledge Agreement:

     (1) all of the rights of Paramount to exercise voting or other consensual rights with respect to the Pledged Retained Trust Units shall cease, and all such rights shall become vested in the trustee, which shall have the sole right to exercise such voting and other consensual rights; and

     (2) the trustee may take possession of and sell the Pledged Retained Trust Units or any part thereof in accordance with the terms of the Trust Unit Pledge Agreement.

The proceeds received by the trustee from any exercise of its remedies under the Trust Unit Pledge Agreement will be applied by the trustee, first, to pay the expenses of such enforcement and fees and other amounts then payable to the trustee under the indenture, second, pro rata to each Holder of a note in respect of all unpaid principal on such Holder's note, third, pro rata to each Holder of a note in respect of all premium, if any, accrued interest and other amounts payable on the notes, and fourth, to the Bank Agent in accordance with the Intercreditor Agreement (or, if the Obligations under the Credit Agreement have been paid in full, to Paramount or any other Person legally entitled thereto).

The Pledged Retained Trust Units may only be released from the Lien of the Trust Unit Pledge Agreement as described below under "--Release of liens on pledged retained trust units." However, Paramount will be permitted to transfer the Pledged Retained Trust Units to a Wholly Owned Restricted Subsidiary that becomes a party to the Trust Unit Pledge Agreement and the Intercreditor Agreement and pledges all Pledged Retained Trust Units that Paramount transfers to it.

CERTAIN LIMITATIONS ON THE VALUE OF THE PLEDGED RETAINED TRUST UNITS

There can be no assurance that the proceeds of any sale of Pledged Retained Trust Units following an Event of Default with respect to the notes would be sufficient to satisfy, or would not be substantially less than, amounts due on the notes.

The right of the trustee to take possession and dispose of the Pledged Retained Trust Units upon the occurrence of an Event of Default are likely to be significantly impaired by applicable bankruptcy or insolvency law if a bankruptcy or insolvency proceeding were to be commenced by Paramount prior to

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

the trustee having taken possession and disposed of the Pledged Retained Trust Units. Section 362 of title 11 of the United States Code (the "Bankruptcy Code") imposes a stay against, among other things, (i) the enforcement, against the debtor or against property of the estate, of a judgment obtained before the commencement of the case; (ii) any act to obtain possession of property of the estate or of property from the estate or to exercise control over property of the estate; (iii) any act to create, perfect or enforce any lien against property of the estate; and (iv) any act to create, perfect or enforce against property of the debtor any lien to the extent such lien secures a claim that arose before the commencement of the case. Therefore, under the Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Additionally, under the Bankruptcy and Insolvency Act (Canada) and the Companies Creditors Arrangement Act (Canada), an insolvent person may be able to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby. Such a restructuring proposal, if accepted by the requisite majorities of each affected class of creditors and if approved by the relevant Canadian court, would be binding on creditors within any such class who may not otherwise be willing to accept it.

Moreover, the Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." What constitutes "adequate protection" may vary according to the circumstances of the particular case. In view of the lack of a precise definition of what may constitute "adequate protection" and the broad discretionary powers granted to bankruptcy courts pursuant to the Bankruptcy Code, we cannot predict how long payments under the notes could be delayed following commencement of a bankruptcy case under US law, whether or when the trustee could repossess or dispose of the Pledged Retained Trust Units or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Pledged Retained Trust Units through the requirement of "adequate protection." Upon the commencement of the bankruptcy proceeding under the Bankruptcy Code, the automatic stay of Section 362 of the Bankruptcy Code is imposed and cannot be terminated, annulled, modified or conditioned unless, as set forth in Section 362(d) of the Bankruptcy Code, the bankruptcy court finds (i) just cause exists, including the lack of adequate protection of an interest in property of such party in interest; or (ii) if the debtor does not have an equity in such property and such property is not necessary for an effective reorganization of the debtor. Similarly, under the Canadian bankruptcy and insolvency legislation referred to above, an insolvent debtor may be permitted to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument.

Furthermore, in the event a US or Canadian bankruptcy court were to determine that the value of the Pledged Retained Trust Units is not sufficient to repay all amounts due on the notes, the Holders of the notes would hold secured claims to the extent of the value of the Pledged Retained Trust Units securing the notes and would hold unsecured claims with respect to any shortfall. Pursuant to
Section 506(b) of the Bankruptcy Code, the payment or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case is not permitted unless the claims are oversecured by the property securing such claims and the oversecured portion is sufficient to cover such interests, costs and fees. In addition, if Paramount becomes the subject of a US bankruptcy case or Canadian insolvency proceeding, the bankruptcy or insolvency court, among other things, may avoid certain prior transfers made by the entity that is the subject of the bankruptcy filing or insolvency proceeding, including, without limitation, transfers held to be preferences or fraudulent conveyances.

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RELEASE OF LIENS ON PLEDGED RETAINED TRUST UNITS

The Liens on the Pledged Retained Trust Units will be released with respect to the notes, in whole, upon (i) payment in full of the principal of, accrued and unpaid interest and premium, if any, on the notes and payment in full of all other obligations due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid, (ii) satisfaction and discharge of the Indenture or (iii) a legal defeasance or covenant defeasance as set forth under the caption "--Defeasance." Additionally, the Lien of the Trust Unit Pledge Agreement will be released upon any sale of the Pledged Retained Trust Units in compliance with the covenant described below under "--Asset Sales"; provided that Paramount will be required to apply the Net Cash Proceeds from any such sale to make a Trust Units Sale Offer as provided therein.

INTERCREDITOR AGREEMENT

In the event that the Trust Spinout is consummated, the trustee, on behalf of itself and the Holders of notes, will enter into an intercreditor agreement (the "Intercreditor Agreement"), to be dated as of the Issue Date, with the Bank of Montreal, as agent under the Credit Agreement (the "Bank Agent"), on behalf of itself and the lenders under the Credit Agreement and acknowledged and agreed to by Paramount. The Intercreditor Agreement will provide, among other things, that:

- the Bank Agent will consent to the prior security interest of the trustee in the Pledged Retained Trust Units and all distributions thereon and proceeds thereof and the trustee will agree that, except with respect to the Mirror Notes, its security interest does not extend to any other assets of Paramount or its subsidiaries and each of the trustee and the Bank Agent will agree not to contest the validity or priority of their respective Liens;

- any proceeds received as a result of the exercise of any remedies with respect to the Pledged Retained Trust Units will be applied, first, to the payment in full of all unpaid Obligations under the indenture in accordance with the terms thereof and second, to the payment in full of all unpaid Obligations under the Credit Agreement;

- the Bank Agent will not have any right to initiate or direct the exercise of remedies against the Pledged Retained Trust Units for so long as the notes are outstanding other than filing a claim of interest in a bankruptcy case or insolvency proceeding with respect to the second priority liens in order to preserve its rights in the Pledged Retained Trust Units;

-  Paramount will agree that it will provide a written notice to the Bank Agent
   (A) on or prior to each date of receipt by Paramount of any Net Cash Proceeds
   (i) from any sale of Pledged Retained Trust Units or (ii) in respect of the Pledged Retained Trust Units as a result of the dissolution or liquidation of the Trust, which notice shall specify the amount of Net Cash Proceeds so received and the account or accounts in which such Net Cash Proceeds will be held during the Trust Units Sale Offer Period (as defined below) and (B) within one Business Day after Paramount fulfills its obligation set forth below under "--Asset Sales" to consummate a Trust Unit Sale Offer with such Net Cash Proceeds (the period from the time the notice described in clause
   (A) is provided to the Bank Agent until the time the notice in clause (B) is provided to the Bank Agent, the "Trust Units Sale Offer Period"), and the Bank Agent will agree that if the Bank Agent or any lender under the Credit Agreement receives any Net Cash Proceeds from any event specified in clause
   (A)(i) or (A)(ii) that are clearly identifiable to it as such during any Trust Units Sale Offer Period, the Person receiving such Net Cash Proceeds will promptly turn such Net Cash Proceeds over to the trustee to be applied in accordance with the terms of the Intercreditor Agreement;

- the trustee and Paramount will agree that if any notice of an Event of Default under the indenture is provided to the Bank Agent by the trustee or the Holders of notes, the trustee and Paramount will, unless the Bank Agent has otherwise consented in writing, use commercially reasonable efforts to promptly transfer the Pledged Retained Trust Units into the name of the trustee or its nominee

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   or otherwise take action reasonably satisfactory to the Bank Agent, to prevent future distributions on the Pledged Retained Trust Units from being deposited into any deposit account of Paramount or otherwise paid to the Bank Agent or any lender under the Credit Agreement;

- if the Bank Agent or any lender under the Credit Agreement receives any cash proceeds or other monies in respect of the Pledged Retained Trust Units that are clearly identifiable to it as such at any time after the trustee or the Holders of at least 25% in aggregate principal amount of notes have provided a notice to the Bank Agent of an Event of Default and prior to a further written notice having been provided from the trustee to the Bank Agent of the cure or waiver of such Event of Default, then to the extent such monies have not previously been turned over to the trustee, the Bank Agent or such lenders shall deliver such proceeds or other monies received by them to the trustee to be applied in accordance with the terms of the Intercreditor Agreement;

- the trustee will agree that any express receivership rights of the trustee are limited to actions involving the Pledged Retained Trust Units and the Mirror Notes;

- the trustee and the Bank Agent will agree that, unless both sets of creditors have agreed to support such arrangement, neither will support any proposal, plan of arrangement, compromise or similar arrangement under applicable bankruptcy or insolvency laws which did not classify the Holders of notes and the lenders under the Credit Agreement as separate classes of creditors; and

- each of the trustee and the Bank Agent will agree that it will not assign its security interest in its respective collateral to any other Person other than any Person acting as a successor to it in its capacity as trustee or Bank Agent or in connection with an assignment of its entire security interest to a Person that becomes a party to the Intercreditor Agreement.

SPECIAL OPTIONAL REDEMPTION

If the Holders of a majority in aggregate principal amount of the notes validly elect to increase the interest rate on the notes in accordance with the procedures set forth above, Paramount will have the right at any time on or prior to January 31, 2006 to redeem the notes in whole but not in part at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption upon not less than 10 and not more than 60 days' notice.

OPTIONAL REDEMPTION

If Paramount becomes obligated to pay any Additional Amounts as a result of a change in the laws or regulations of Canada or any Canadian Taxing Authority, or a change in any official position regarding the application or interpretation thereof, which is publicly announced or becomes effective on or after the date of the supplemental indenture, Paramount may, at its option, redeem the notes, in whole but not in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Except as provided under "--Special Optional Redemption" and the preceding paragraph, the notes will not be redeemable at Paramount's option prior to January 31, 2007.

After January 31, 2007, Paramount may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable

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DESCRIPTION OF THE NEW NOTES
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redemption date, if redeemed during the twelve-month period beginning on January
31 of the years indicated below:

YEAR                                                           PERCENTAGE
-------------------------------------------------------------------------
2007........................................................    104.250%
2008........................................................    103.250%
2009........................................................    102.250%
2010........................................................    101.250%
2011 and thereafter.........................................    100.000%

MANDATORY REDEMPTION

Paramount is not required to make mandatory redemption or sinking fund payments with respect to the notes.

OFFER TO REPURCHASE

CHANGE OF CONTROL

If a Change of Control occurs, Paramount will be required to offer to repurchase all or any part (equal to US$1,000 or an integral multiple of US$1,000) of each Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Paramount will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Paramount will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Paramount will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Paramount or its designated agent will, to the extent lawful:

     (1)accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

     (2)deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

     (3) deliver or cause to be delivered to the trustee the notes accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Paramount.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of US$1,000 or an integral multiple of US$1,000.

Paramount will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

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DESCRIPTION OF THE NEW NOTES
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If a Change of Control Offer is made, there can be no assurance that Paramount will have available, or will be able to obtain from third parties, funds sufficient to pay for all or any of the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In addition, there can be no assurance that in the event of a Change of Control Paramount will be able to obtain any consents necessary to consummate the Change of Control Offer from the lenders under agreements governing any outstanding Indebtedness that may prohibit the offer.

The provisions described above that require Paramount to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Paramount repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Paramount will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Paramount and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a reference to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Paramount and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the reference under applicable law. Accordingly, whether or not Paramount is required to offer to repurchase notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Paramount and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

ASSET SALES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

     (1) Paramount (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets, properties or Equity Interests issued or sold or otherwise disposed of;

     (2) the fair market value is set forth in an officers' certificate delivered to the trustee; and

     (3) at least 75% of the consideration received in the Asset Sale by Paramount or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets; provided, that in the case of any sale of Pledged Retained Trust Units, 100% of the consideration received shall be in the form of cash or Cash Equivalents. For purposes of this provision except in the case of any sale of Pledged Retained Trust Units, each of the following will be deemed to be cash:

        (a) any liabilities, as shown on Paramount's or such Restricted Subsidiary's most recent balance sheet, of Paramount or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Paramount or such Restricted Subsidiary from further liability; and

        (b) any securities, notes or other obligations received by Paramount or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary

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DESCRIPTION OF THE NEW NOTES
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          settlement periods, converted by Paramount or such Restricted
          Subsidiary into cash, to the extent of the cash received in that conversion.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale other than any Net Cash Proceeds from any sale or disposition of Retained Trust Units, Paramount or the applicable Restricted Subsidiary may apply those Net Cash Proceeds for any combination of the following purposes:

     (1) to repay or prepay Indebtedness of Paramount or a Restricted Subsidiary that is not subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee;

     (2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Oil and Gas Business;

     (3) to make a capital expenditure; or

     (4) to acquire other long-term assets or properties that are used or useful in the Oil and Gas Business.

Pending the final application of any Net Cash Proceeds, Paramount may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph other than any Net Cash Proceeds from any sale or disposition of Retained Trust Units will constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds US$10.0 million, Paramount will make an offer (an "Asset Sale Offer") to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Paramount may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Additionally, within 30 days of the receipt of any Net Cash Proceeds (i) from any sale of Pledged Retained Trust Units or (ii) in respect of the Pledged Retained Trust Units as a result of the dissolution or liquidation of the Trust, Paramount will make an offer (a "Trust Units Sale Offer") to all Holders of notes to purchase the maximum principal amount of notes that may be purchased out of the Net Cash Proceeds therefrom. The offer price in any Trust Units Sale Offer will be equal to (i) prior to January 31, 2007, 104.250% of the principal amount of the notes and (ii) from and after January 31, 2007, the price that would be applicable to an optional redemption of notes at such time as set forth under the third paragraph under the heading "--Optional Redemption" above, in each case and without duplication, plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Net Cash Proceeds from an Asset Sale or received in respect of the Pledged Retained Trust Units in connection with the dissolution or liquidation of the Trust remain after consummation of a Trust Units Sale Offer, Paramount may use those Net Cash Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes tendered into such Trust Units Sale Offer exceeds the amount of Net Cash Proceeds therefrom, the trustee will select the notes to be purchased on a pro rata basis. Notwithstanding the foregoing, Paramount will

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DESCRIPTION OF THE NEW NOTES
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not be required to make a Trust Units Sale Offer in the event that the Net Cash
Proceeds of a sale of the Pledged Retained Trust Units is to be applied to redeem the notes pursuant to the provision described above under "--Special Optional Redemption."

Paramount will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer or Trust Units Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Paramount will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

SELECTION AND NOTICE

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

     (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

     (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of US$1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

CERTAIN COVENANTS

Set forth below are certain covenants that are contained in the indenture.

PERMISSIBILITY OF TRUST SPINOUT

The restrictive covenants described below will not be applicable to or otherwise affected by the Trust Spinout; provided that the Trust Spinout is consummated within 180 days following the Issue Date. Consequently, although the Trust Spinout would not otherwise be permitted under the terms of the covenants described below, the consummation of the Trust Spinout will nonetheless be permitted under the indenture.

RESTRICTED PAYMENTS

Paramount will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

     (1) declare or pay any dividend or make any other payment or distribution on account of Paramount's Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving Paramount) or to the direct or indirect holders of Paramount's Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Paramount);

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DESCRIPTION OF THE NEW NOTES
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     (2) purchase, retract, redeem or otherwise acquire or retire for value
         (including, without limitation, in connection with any merger or consolidation involving Paramount), in whole or in part, any Equity Interests of Paramount (other than any such Equity Interests owned by Paramount or a Restricted Subsidiary);

     (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, any Mirror Note, any Mirror Note Guarantee or any Subsidiary Guarantee, except for (i) a payment of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (ii) any such Indebtedness owed to Paramount or a Restricted Subsidiary; or

     (4) make any Restricted Investment;

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

     (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

     (2) Paramount would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Paramount and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3) and (8) of the next succeeding paragraph), is less than the sum, without duplication, of:

        (a) 50% of the Consolidated Net Income of Paramount for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing January 1, 2005 to the end of Paramount's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, less 100% of such loss), plus

        (b) 100% of the aggregate net cash proceeds received by Paramount since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of Paramount (other than Disqualified Stock and other than sales of Equity Interests to a Restricted Subsidiary) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Paramount that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Paramount) plus the aggregate net cash proceeds received by Paramount at the time of such conversion or exchange, plus

        (c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

        (d) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the fair market value of Paramount's proportionate interest in such Subsidiary

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                                                                            A-21
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          immediately following such redesignation, and (ii) the aggregate amount of Paramount's Investments in such Subsidiary to the extent such Investments were excluded from or otherwise reduced the sum of clauses (a), (b) and (c) immediately above and were not previously repaid or otherwise reduced.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

     (1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

     (2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor or of any Equity Interests of Paramount in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Paramount) of, Equity Interests of Paramount (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

     (3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Paramount, any Mirror Note Issuer or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

     (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by any member of Paramount's, or any of its Restricted Subsidiaries', management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$2.0 million in any calendar year (with up to an additional US$2.0 million of unused amounts from any year available to be used in the following year);

     (5) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof and repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee upon such grant or award;

     (6) the payment of dividends on Disqualified Stock issued after the date of the supplemental indenture pursuant to the terms thereof as in effect on the date of issuance; provided that such Disqualified Stock was issued in accordance with the covenant described below under the caption "--Incurrence of indebtedness and issuance of preferred stock";

     (7) the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common stock of Paramount pursuant to any shareholders' rights plan adopted for the purpose of protecting stockholders from unfair takeover tactics;

     (8) payments by Paramount or any Restricted Subsidiary in respect of Indebtedness of Paramount or any Restricted Subsidiary owed to Paramount or another Restricted Subsidiary;

     (9) the repurchase of subordinated Indebtedness of Paramount at a purchase price no greater than 101% of the principal amount of such subordinated Indebtedness in the event of a "Change of Control" in accordance with provisions similar to the covenant described under

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         "--Offer to repurchase--Change of control"; provided that, prior to or simultaneously with such repurchase, Paramount has made the Change of Control Offer, if required, with respect to the notes and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer;

     (10) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of Paramount or any Restricted Subsidiary of Paramount held by the estate of any Person who had a "key man" life insurance policy maintained by Paramount or any Restricted Subsidiary out of the proceeds received by Paramount or such Restricted Subsidiary under such policy; or

     (11) the making of other Restricted Payments in an aggregate amount not to exceed US$25.0 million since the Issue Date.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Paramount or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors.

INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, "incur") any Indebtedness (including Acquired Debt), and Paramount will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Paramount may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Mirror Note Issuers and the Guarantors may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Paramount's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.5 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided further that a Restricted Subsidiary may issue preferred stock to Paramount or to a Wholly Owned Restricted Subsidiary of Paramount, or in a transaction or series of related transactions consisting of a sale of such Restricted Subsidiary, provided that immediately after giving effect to such sale, neither Paramount nor any of its Subsidiaries owns any Equity Interests of such Restricted Subsidiary and such sale complies with the covenant described under "--Offer to repurchase--Asset sales".

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

     (1) the incurrence by Paramount and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the maximum potential liability of Paramount and its Restricted Subsidiaries thereunder) not to exceed the greater of

        (a) (x) prior to the Trust Spinout, Cdn.$270.0 million and (y) following the Trust Spinout, Cdn.$160.0 million, in each case, less the aggregate amount of all Net Cash Proceeds of Asset Sales that have been applied by Paramount or any of its Restricted Subsidiaries since the date of the indenture to permanently repay any term Indebtedness under a

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            Credit Facility pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales" and less the aggregate amount of all commitment reductions with respect to any revolving credit borrowings under a Credit Facility that have been made by Paramount or any of its Restricted Subsidiaries since the date of the indenture as a result of the application of Net Cash Proceeds of Asset Sales pursuant to the covenant described above under the caption "--Offer to repurchase--Asset sales"; and

        (b) Cdn.$30.0 million plus 20% of Adjusted Consolidated Net Tangible Assets as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness);

     (2) Existing Indebtedness;

     (3) the incurrence by Paramount, the Mirror Note Issuers and the Guarantors of Indebtedness represented by the notes to be issued on the Issue Date, the Mirror Notes, the Mirror Note Guarantees and the Subsidiary Guarantees;

     (4) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction, development or improvement of property, plant or equipment, including Facilities, used in the business of Paramount, such Mirror Note Issuer or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed US$10.0 million at any time outstanding;

     (5) the incurrence by Paramount or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2),
         (3) (with respect to the notes only) or (5) of this paragraph;

     (6) the incurrence by Paramount or any of its Restricted Subsidiaries of intercompany Indebtedness or the issuance of preferred stock between or among Paramount and any of its Restricted Subsidiaries; provided, however, that

        (a) if Paramount, any Mirror Note Issuer or any Guarantor is the obligor on such Indebtedness or preferred stock, such Indebtedness or preferred stock must be unsecured (other than by other intercompany indebtedness); and

        (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than Paramount or a Restricted Subsidiary of Paramount and (ii) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either Paramount or a Restricted Subsidiary of Paramount, will be deemed, in each case, to constitute an incurrence of such Indebtedness or the issuance of preferred stock by Paramount or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

     (7) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Hedging Obligations, provided that such Hedging Obligations were incurred in the ordinary course of business and not for speculative purposes;

     (8) the guarantee by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness of Paramount or a Restricted Subsidiary of Paramount that was permitted to be incurred by another provision of this covenant or required to be incurred by the indenture;

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     (9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Paramount as accrued;

     (10) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Indebtedness and Obligations under Oil and Gas Hedging Contracts, provided that such Oil and Gas Hedging Contracts were entered into in the ordinary course of business and not for speculative purposes;

     (11) production imbalances arising in the ordinary course of business;

     (12) Indebtedness and Obligations in connection with one or more standby letters of credit, Guarantees, performance or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or performance or surety bond itself);

     (13) the incurrence by Paramount, any Mirror Note Issuer or any Guarantor of Non-Recourse Purchase Money Debt in an amount not to exceed US$20.0 million outstanding at any one time;

     (14) the incurrence by Paramount or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (14), not to exceed US$25.0 million;

     (15) Indebtedness of Paramount, any Restricted Subsidiary, any Mirror Note Issuer or any Guarantor arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

     (16) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

     (17) Indebtedness of Paramount or any Restricted Subsidiary (including letters of credit), for the account of Paramount or any such Restricted Subsidiary incurred in order to provide security for environmental reclamation obligations to governmental agencies, workers' compensation claims, payment obligations in connection with self-insurance or similar statutory and other requirements in the ordinary course of business; and

     (18) customary indemnification, adjustment of purchase price or similar obligations, including title insurance, of Paramount or any Restricted Subsidiary, in each case, incurred in connection with the acquisition or disposition of any assets of Paramount or any such Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition).

For purposes of determining compliance with this "Incurrence of indebtedness and issuance of preferred stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Paramount will be permitted to

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classify, or later reclassify, such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness. Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt above.

The maximum amount of Indebtedness that Paramount or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies. In determining the amount of Indebtedness outstanding under one of the clauses above, the outstanding principal amount of any particular Indebtedness of any Person shall be counted only once and any obligation of such Person or any other Person arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall be disregarded so long as it is permitted to be incurred by the Person or Persons incurring such obligation.

None of Paramount, any Mirror Note Issuer or any Guarantor will incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the notes, the applicable Mirror Note, or the applicable Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

LIENS

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness or trade payables upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

     (1) pay dividends or make any other distributions on its Capital Stock to Paramount or any of its Restricted Subsidiaries or pay any indebtedness owed to Paramount or any of its Restricted Subsidiaries;

     (2) make loans or advances to Paramount or any of its Restricted Subsidiaries; or

     (3) transfer any of its properties or assets to Paramount or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     (1) agreements governing Existing Indebtedness or Credit Facilities as in effect or which come into effect on the date of the supplemental indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

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     (2) the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees, the Trust Unit Pledge Agreement and the Mirror Note Pledge Agreements;

     (3) applicable law;

     (4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Paramount or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

     (5) customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

     (6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

     (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

     (8) Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and obligations referred to in this covenant, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to holders of notes, as determined by Paramount's Board of Directors in their reasonable and good faith judgment;

     (9) agreements existing on the Issue Date;

     (10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

     (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

     (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

AMALGAMATION, MERGER, CONSOLIDATION OR SALE OF ASSETS

Paramount may not, directly or indirectly: (1) amalgamate, consolidate or merge with or into another Person (whether or not Paramount is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries taken as a whole (it being understood that the Trust Spinout will not be deemed to be a violation of this covenant), in one or more related transactions, to another Person; unless:

     (1) either (a) Paramount is the surviving corporation; or (b) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

     (2) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made expressly assumes all the obligations of Paramount under the notes,

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       the indenture, the Mirror Note Pledge Agreement and, if applicable,the
       Trust Unit Pledge Agreement and the Intercreditor Agreement pursuant to agreements reasonably satisfactory to the trustee;

     (3) immediately after such transaction no Default or Event of Default exists;

     (4) Paramount or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than Paramount), or to which such sale, assignment, transfer, conveyance or other disposition has been made:

        (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Paramount immediately preceding the transaction; and

        (b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of indebtedness and issuance of preferred stock"; and

     (5) the transactions will not result in Paramount or the surviving corporation being required to make any deduction or withholding on account of taxes as described below under the caption "--Payment of additional amounts" that Paramount would not have been required to make had such transactions or series of transactions not occurred; and

     (6) in case Paramount shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances or transfers to one or more Wholly-Owned Restricted Subsidiaries, convey or transfer its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

In addition, Paramount may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Amalgamation, merger, consolidation or sale of assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Paramount, any Mirror
Note Issuer and any Guarantor.

Subject to the following paragraph, a Mirror Note Issuer or a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate or merge with or into (whether or not such Mirror Note Issuer or Guarantor is the surviving Person), another Person, other than Paramount, a Mirror Note Issuer or a Guarantor, unless:

     (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

     (2) either:

        (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger assumes all the obligations of that Mirror
            Note Issuer or Guarantor, as the case may be, under the indenture, its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, and the Mirror Note Pledge Agreements, if applicable, pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

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        (b) the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture; and

     (3) in case any Mirror Note Issuer or Guarantor shall consolidate, amalgamate or merge with or into any other Person or, except for conveyances, transfers or leases to one or more Wholly-Owned Restricted Subsidiaries, convey, transfer or lease its properties and assets substantially as an entirety to any Person, Paramount has delivered to the trustee an officers' Certificate and an opinion of counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the covenant described under "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and that all conditions precedent contained in the indenture relating to such transaction have been complied with.

The Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, of a Guarantor or a Mirror Note Issuer, as the case may be, will be released

     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale or other disposition complies with the "Asset Sales" provisions of the indenture; or

     (2) in connection with any sale of all of the Capital Stock of a Subsidiary to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Paramount, if the sale complies with the "Asset Sales" provisions of the indenture; or

     (3) if Paramount designates any Restricted Subsidiary that is a Guarantor or a Mirror Note Issuer as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

TRANSACTIONS WITH AFFILIATES

Paramount will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

     (1) the Affiliate Transaction is on terms that are no less favorable to Paramount or the relevant Restricted Subsidiary than those that would have reasonably been expected to have been obtained in a comparable transaction at such time by Paramount or such Restricted Subsidiary with an unrelated Person; and

     (2) Paramount delivers to the trustee:

        (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$5.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

        (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$15.0 million, an opinion as to the fairness to Paramount or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States selected by Paramount.

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The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

     (1) any employment agreement entered into by Paramount or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Paramount or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors of Paramount (or a committee comprised solely of disinterested directors);

     (2) transactions between or among Paramount and/or its Restricted Subsidiaries;

     (3) transactions with a Person that is an Affiliate of Paramount solely because Paramount owns an Equity Interest in, or controls, such Person;

     (4) payment of reasonable and customary compensation or fees to, or the execution of customary expense reimbursement, indemnification or similar arrangements with, Paramount or any of its Restricted Subsidiaries or any of their respective directors and officers in the ordinary course of business;

     (5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of Paramount; and

     (6) Restricted Payments (including the Trust Spinout) and Permitted Investments that are permitted by the provisions of the indenture described above under the caption "--Restricted payments".

ISSUANCE OF SUBSIDIARY GUARANTEES AND MIRROR NOTE GUARANTEES

If Paramount forms or acquires any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer and that incurs any Indebtedness (other than Indebtedness owing to Paramount, a Mirror Note Issuer or a Guarantor), or if any Restricted Subsidiary that is not a Guarantor or a Mirror Note Issuer guarantees any Indebtedness of Paramount, a Guarantor or a Mirror Note Issuer (other than a Guarantee of Indebtedness owing to Paramount, a Guarantor or a Mirror Note Issuer), in each case, in excess of US$2.0 million, then Paramount shall:

     (1) cause such Restricted Subsidiary to (i) execute and deliver to the trustee a supplemental indenture substantially in the form contemplated by the indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee (each, a "Subsidiary Guarantee") all of Paramount's obligations under the notes and the indenture on the terms set forth in the indenture or (ii) unconditionally guarantee to the Person to whom the Mirror Notes are issued (each, a "Mirror Note Guarantee") all of the Mirror Note Issuers' obligations under the Mirror Notes pursuant to documentation substantially in the form delivered by the Mirror Note Guarantors on the Issue Date; and

     (2) deliver to the trustee an opinion of counsel (which may contain customary exceptions) that such supplemental indenture or Mirror Note Guarantee, as the case may be, has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

provided, that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by Paramount for so long as it is not a Wholly Owned Restricted Subsidiary.

Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture. Paramount may cause any other Restricted Subsidiary of Paramount to issue a Subsidiary Guarantee or Mirror Note Guarantee and become a Guarantor. At any time the Indebtedness or Guarantee of Indebtedness referred to above is repaid or released without further obligation by such Restricted Subsidiary, such Restricted Subsidiary need no longer be required to be a Guarantor for purposes of this covenant, and the trustee shall promptly execute such documents and instruments, as Paramount

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or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee or Mirror Note Guarantee.

DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

The Board of Directors of Paramount may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Paramount and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "--Restricted payments" or Permitted Investments, as determined by Paramount. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Sub sidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Paramount may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

BUSINESS ACTIVITIES

Paramount will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Oil and Gas Business, except to such extent as would not be material to Paramount and its Restricted Subsidiaries taken as a whole.

PAYMENTS FOR CONSENT

Paramount will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees or the Mirror Note Pledge Agreements unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

PAYMENT OF ADDITIONAL AMOUNTS

All payments made by Paramount or on behalf of Paramount with respect to the notes will be made without withholding or deduction for any Taxes imposed by any Canadian Taxing Authority, unless required by law or the interpretation or administration thereof by the relevant Canadian Taxing Authority. If Paramount is obligated to withhold or deduct any amount on account of Taxes imposed by any Canadian Taxing Authority from any payment made with respect to the notes, Paramount will:

     (1) make such withholding or deduction;

     (2) remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

     (3) pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted;

     (4) furnish to the trustee for the benefit of the Holders, within 30 days after the date the payment of any Taxes is due, an official receipt of the relevant government authorities for all amounts deducted or withheld, or if such receipts are not obtainable, other evidence of payment by Paramount of those Taxes;

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     (5) indemnify and hold harmless each Holder, other than as described below, for the amount of:

        (a) any Taxes (including interest and penalties) paid by such Holder as a result of payments made on or with respect thereto, and

        (b) any Taxes imposed with respect to any reimbursement under the preceding clause (a) or this clause (b), but excluding any such Taxes on such Holder's net income; and

     (6) at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the trustee an officers' certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the trustee may request to enable the trustee to pay such Additional Amounts to Holders on the payment date.

Notwithstanding the foregoing, Paramount will not pay Additional Amounts to a Holder in respect of a beneficial owner of a note:

- imposed or withheld by reason of the failure of the Holder or beneficial owner to complete, execute and deliver to Paramount any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by Paramount in order to enable Paramount to make payments on the notes without deduction or withholding for Taxes, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by Paramount;

- in any case where such beneficial owner is not a resident (within the meaning of the Canada-United States Income Tax Convention) of the United States of America, in excess of the amount that Paramount would have been obligated to pay hereunder if such beneficial owner were resident in the United States of America for the purposes of such treaty;

- where Paramount does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment with such beneficial owner, or

- where such beneficial owner is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of notes or the receipt of payments thereunder.

If, following any payment made by Paramount to any Holder of notes under paragraph (3) of the second preceding paragraph or any indemnity payment made by Paramount to any Holder of notes under paragraph (5) of the second preceding paragraph, such Holder shall receive or be granted a refund, credit, allowance or remission in respect of the Taxes resulting in the payment thereof and such Holder is able to readily identify such refund, credit, allowance or remission as being attributable to such Taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Holder to obtain any other relief or allowance that may be available to it, reimburse Paramount with such amount as such Holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of Taxes, which resulted in the payment under paragraph
(3) or (5) of the second preceding paragraph. Such Holder may charge to Paramount (and may deduct from amounts reimbursable to Paramount hereunder) a fee reasonably determined by such Holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to Paramount. Notwithstanding the foregoing, no Holder shall be obligated to disclose to Paramount, or any of its agents, any computation made by such Holder in connection with this paragraph or any information regarding such Holder's tax status or affairs.

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Any reference in the indenture to the payment of principal, premium, if any, interest, Change of Control or Asset Sale purchase price, redemption price or any other amount payable under or with respect to any note, will be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. Paramount's obligation to make payments of Additional Amounts will survive any termination of the indenture or the defeasance of any rights thereunder.

For a discussion of the exemption from Canadian withholding taxes applicable to payments under or with respect to the notes, see "Certain Canadian and US Income Tax Consequences--Canadian Federal Income Tax Consequences".

REPORTS

Whether or not required by the SEC, so long as any notes are outstanding, Paramount will furnish, or cause the trustee to furnish, to the Holders of notes, within the time periods (except as otherwise noted below) specified in the SEC's rules and regulations:

     (1)

        (a) all annual financial information that would be required to be contained in a filing with the SEC on Forms 20-F or 40-F, as applicable (or any successor forms), containing the information required therein (or required in such successor form) including a report on the annual financial statements by Paramount's certified independent accountants; and

        (b) for the first three quarters of each year, all quarterly financial information that would be required to be contained in quarterly reports under the laws of Canada or any province thereof or provided to securityholders of a company with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed, in each case including a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

     (2) within 10 Business Days after the occurrence of any event that would give rise to a requirement to file information regarding such event with the SEC on Form 8-K, all information that would otherwise be required to be filed with the SEC on Form 8-K if Paramount were required to file such reports.

If Paramount has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent such Unrestricted Subsidiaries in the aggregate accounted for more than 10% of Consolidated Cash Flow or the consolidated total assets of Paramount and its Restricted Subsidiaries for or as of the end of the reporting period, the quarterly and annual financial information required by the preceding paragraph must include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Paramount and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries.

In addition, whether or not required by the SEC, Paramount will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing).

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default:

     (1) default for 30 days in the payment when due of interest on the notes;

     (2) default in payment when due of the principal of, or premium, if any, on the notes;

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     (3) failure by Paramount or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Offer to repurchase--Change of control", "--Offer to repurchase--Asset sales", or "--Certain covenants--Amalgamation, merger, consolidation or sale of assets";

     (4) failure by Paramount or any of its Restricted Subsidiaries to comply with any of the other agreements in the indenture for 60 days after written notice has been given to Paramount by the trustee or to Paramount and the trustee by Holders of at least 25% of the outstanding principal amount of the notes;

     (5) default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Paramount or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Paramount or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

        (a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

        (b) results in the acceleration of such Indebtedness prior to its express maturity,

        and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates US$10.0 million or more, provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

     (6) failure by Paramount or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 60 days after the date of entry of such judgment or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

     (7) except as permitted by the indenture, any Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect and such failure shall not be cured within 10 days (it being understood that if any Mirror Note or Mirror Note Guarantee becomes invalid or unenforceable, such invalidity may be cured by causing each obligor under such Mirror Note or Mirror Note Guarantee to directly guarantee the notes pursuant to a Subsidiary Guarantee) or any Significant Subsidiary or any Person acting on behalf of any such Significant Subsidiary, shall deny or disaffirm its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee (other than by reason of release of such Significant Subsidiary from its Subsidiary Guarantee or Mirror Note Guarantee in accordance with the indenture);

     (8) except as contemplated by their terms, the Trust Unit Pledge Agreement (following the Trust Spinout) or any Mirror Note Pledge Agreement ceases to be in full force and effect or ceases to give the trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby; and

     (9) certain events of bankruptcy or insolvency described in the indenture with respect to Paramount or any of its Significant Subsidiaries.

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In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Paramount, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by notice in writing to Paramount and (if given by the Holders) to the trustee in accordance with the indenture.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

Paramount is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Paramount is required to deliver promptly to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of Paramount, any Mirror Note Issuer or any Guarantor, as such, will have any liability for any obligations of Paramount, any Mirror Note Issuer or any Guarantor under the notes, the indenture, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees, the Trust Unit Pledge Agreement or the Mirror Note Pledge Agreements, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the United States federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Paramount may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and the Trust Unit Pledge Agreement, all of the Mirror Note Issuers' obligations discharged with respect to the Mirror Notes and all obligations of each Guarantor discharged with respect to its Mirror Note Guarantee or Subsidiary Guarantee, as the case may be ("Legal Defeasance"), except for:

     (1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

     (2) Paramount's obligations with respect to the notes concerning issuing temporary notes, replacing mutilated, destroyed, lost or stolen notes, maintaining an office or agency for payment and segregating and holding money for security payments held in trust;

     (3) the rights, powers, trusts, duties and immunities of the trustee, and the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees in connection therewith; and

     (4) the Legal Defeasance provisions of the indenture.

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In addition, Paramount may, at its option and at any time, elect to have the obligations of Paramount released with respect to the Trust Unit Pledge Agreement and the obligations of Paramount and the Guarantors that have issued Subsidiary Guarantees released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "--Events of default and remedies" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

     (1) Paramount must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in US dollars, Government Securities, or a combination of cash in US dollars and Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants in Canada or the United States selected by Paramount, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated matur ity or on the applicable redemption date, as the case may be, and Paramount must specify whether the notes are being defeased to maturity or to a particular redemption date;

     (2) in the case of Legal Defeasance, Paramount has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Paramount has received from, or there has been published by, the Internal Revenue Service and each applicable Canadian Taxing Authority a ruling or (b) since the Issue Date, there has been a change in the applicable Canadian and United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to Canadian and United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

     (3) in the case of Covenant Defeasance, Paramount has delivered to the trustee (a) an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for US federal income tax purposes as a result of such Covenant Defeasance and will be subject to US federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) an opinion of counsel qualified to practice in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of the outstanding notes who are not resident in Canada will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will only be subject to Canadian federal and provincial income tax and other taxes on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred;

     (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which Paramount or any of its Restricted Subsidiaries is a party or by which Paramount or any of its Restricted Subsidiaries is bound;

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     (6) Paramount must deliver to the trustee an officers' certificate stating that the deposit was not made by Paramount with the intent of preferring the Holders of notes over the other creditors of Paramount with the intent of defeating, hindering, delaying or defrauding creditors of Paramount or others; and

     (7) Paramount must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Except as provided in the next three succeeding paragraphs, the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees, the Trust Unit Pledge Agreement, the Intercreditor Agreement or the Mirror Note Pledge Agreements may each be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or lack of compliance with any provision of the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees, the Trust Unit Pledge Agreement or the Mirror Note Pledge Agreements may be waived with the consent of the Holders of at least a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

     (1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

     (2) reduce the principal of or change the time for payment of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Offer to repurchase");

     (3) reduce the rate of or change the time for payment of interest on any note;

     (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

     (5) make any note payable in a currency other than that stated in the notes;

     (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

     (7) waive a redemption payment with respect to any note;

     (8) amend, change or modify in any material respect the obligation of Paramount to make and consummate a Change of Control Offer after the occurrence of a Change of Control or to make or consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated;

     (9) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes, any Subsidiary Guarantee, any Mirror Note or any Mirror Note Guarantee in any manner adverse to the Holders of the notes;

     (10) modify the provisions of the section entitled "--Certain covenants--Payments for consent" in any manner adverse to a Holder of notes;

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     (11) release any Mirror Note Issuer or Guarantor that is a Significant
          Subsidiary from any of its obligations under its Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, or the indenture otherwise than in accordance with the terms of the indenture;

     (12) modify or change any provision of the Mirror Note Pledge Agreements affecting the priority of the claims of the trustee and the Holders of the notes in and to the Mirror Notes in any manner adverse to the Holders of the notes;

     (13) directly or indirectly release any Lien on the Mirror Notes or the Pledged Retained Trust Units except in compliance with the terms of the indenture, the Mirror Note Pledge Agreements and the Trust Unit Pledge Agreement, as applicable; or

     (14) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Paramount, the Mirror Note Issuers and the Guarantors, as applicable, and the trustee may amend or supplement the indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Subsidiary Guarantees, the Trust Unit Pledge Agreement, the Intercreditor Agreement and the Mirror Note Pledge Agreements:

     (1) to cure any ambiguity, defect or inconsistency;

     (2) to provide for uncertificated notes in addition to or in place of certificated notes;

     (3) to provide for the assumption of Paramount's, a Mirror Note Issuer's or a Guarantor's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Paramount's assets or to comply with the provisions of "--Certain
         Covenants--Issuance of subsidiary guarantees and mirror note guarantees";

     (4) to release any Guarantor from its obligations under its Subsidiary Guarantee or Mirror Note Guarantee (to the extent permitted by the indenture);

     (5) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

     (6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

SATISFACTION AND DISCHARGE

The indenture will cease to be of further effect as to all notes issued thereunder, when

     (1) either:

        (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Paramount, have been delivered to the trustee for cancellation; or

        (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Paramount has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in US dollars, non-callable Government Securities, or a combination of cash in US dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of maturity or redemption;

     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a

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       breach or violation of, or constitute a default under, any other instrument to which Paramount or any Restricted Subsidiary is a party or by which Paramount or any Restricted Subsidiary is bound;

     (3) Paramount or any Guarantor has paid or caused to be paid all sums payable by Paramount under the indenture; and

     (4) Paramount has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Paramount must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE

If the trustee becomes a creditor of Paramount, any Mirror Note Issuer or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign. The indenture will authorize the trustee to enter into the Trust Unit Pledge Agreement and the Intercreditor Agreement, on behalf of itself and the Holders of notes, and to comply with the terms thereof.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

The indenture, the notes, the Mirror Notes, the Mirror Note Guarantees, the Mirror Note Pledge Agreements and the Trust Unit Pledge Agreement will be governed by and construed in accordance with the laws of the State of New York. The Intercreditor Agreement will be governed by the laws of Alberta.

ADDITIONAL INFORMATION

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to Paramount Resources Ltd., Suite 4700, 888 Third Street S.W., Calgary, Alberta T2P 5C5, Attention: Corporate Secretary.

BOOK-ENTRY, DELIVERY AND FORM

The Depository Trust Company ("DTC") will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

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a "clearing agency" registered pursuant to the provisions of Section 17A of the
Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for such notes on DTC's records. The ownership interest of each actual purchaser of notes represented by a registered global security ("Note Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Note Beneficial Owners will not receive written confirmation from DTC of their purchase, but Note Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Note Beneficial Owner entered into the transaction. Transfers of ownership interests in the registered global security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Note Beneficial Owners. Note Beneficial Owners will not receive certificates representing their ownership interests in the registered global security representing notes, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the registered global security representing notes deposited by Direct Participants with DTC is registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the registered global security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Note Beneficial Owners of the registered global security representing the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Note Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Note Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the registered global security representing the notes. Under its usual procedures, DTC mails an Omnibus Proxy as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the registered global security representing the notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from Paramount or the trustee on the payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to

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Note Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the trustee, or Paramount, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Paramount or the trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Note Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither Paramount nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Paramount or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Paramount believes to be reliable, but Paramount takes no responsibility for the accuracy of this information.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person,

     (1) Indebtedness of any other Person existing at the time such other Person is amalgamated or merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person amalgamating or merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person;

provided that any Indebtedness of such other Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transaction by which such other Person is amalgamated or merged with or into, or becomes a Restricted Subsidiary of, such specified Person, or such assets are acquired by such specified Person, will not be Acquired Debt.

"Additional Amounts" has the meaning assigned to that term under the caption "--Payment of additional amounts".

"Adjusted Consolidated Net Tangible Assets" means, without duplication, as of the date of determination; the sum of:

     (1) discounted future net revenues from proved oil and gas reserves of Paramount and its Restricted Subsidiaries calculated in accordance with SEC guidelines (before any provincial, state or federal income taxes), as confirmed by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) in a reserve report prepared as of the end of Paramount's most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenues of (a) estimated proved oil and gas reserves acquired since the date of such year-end reserve

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       report, and (b) estimated oil and gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues of (c) estimated proved oil and gas reserves produced or disposed of since the date of such year-end reserve report and (d) reductions in estimated proved oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices in such year-end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by Paramount's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which case the discounted future net revenues utilized for purposes of this clause (1) shall be confirmed in a written report of a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd., Sproule Associates Limited and Sproule Associates Inc.) delivered to the trustee (which report shall be reasonably satisfactory in form and substance to the trustee),

     (2) the capitalized costs that are attributable to oil and gas properties of Paramount and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on Paramount's books and records as of a date no earlier than the date of Paramount's most recent available internal annual or quarterly financial statements,

     (3) the Consolidated Net Working Capital of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements, and

     (4) the greater of (a) the net book value of other tangible assets of Paramount on a date no earlier than the date of Paramount's most recently available internal annual or quarterly financial statements or
         (b) the appraised value, as estimated by independent appraisers, of other tangible assets of Paramount and its Restricted Subsidiaries, in either case, as of the date of Paramount's most recently available internal annual or quarterly financial statements, minus, to the extent included in clauses (1) through (4) above, the sum of:

     (1) minority interests,

     (2) any net gas balancing liabilities of Paramount and its Restricted Subsidiaries reflected in Paramount's most recently available internal annual or quarterly financial statements,

     (3) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year- end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Paramount and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

     (4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (1) above, would be necessary to fully satisfy the payment obligations of Paramount and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto, and

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     (5) the discounted future net revenues, calculated in accordance with SEC guidelines utilizing the prices utilized in Paramount's year-end reserve report, attributable to reserves that are subject to participation, partnership, vendor financing or other agreements then in effect, or that are otherwise required to be delivered to third parties, but only to the extent that such third parties are then entitled to such reserves, or in the case of vendor financing or other encumbrances reduced only by the value of such encumbrances.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control unless there is a Beneficial Owner that is not an Affiliate of such Person holding a greater percentage of such Voting Stock. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"Asset Sale" means:

     (1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business and other than the granting of a Lien in accordance with the indenture; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Paramount and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Offer to repurchase--Change of control" and/or the provisions described above under the caption "--Certain covenants--Amalgamation, merger, consolidation or sale of assets" and not by the provisions of the indenture described above under the caption "--Offer to repurchase--Asset sales"; and

     (2) the issuance of Equity Interests in any of Paramount's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

     (1) except in the case of a sale of the Pledged Retained Trust Units, any single transaction or series of related transactions that involves assets having a fair market value of less than US$2.5 million;

     (2) any direct or indirect transfer of assets between or among Paramount and its Restricted Subsidiaries and any direct or indirect transfer of assets occurring in connection with or resulting from the Trust Spinout;

     (3) an issuance of Equity Interests by a Restricted Subsidiary to Paramount or to another Restricted Subsidiary;

     (4) any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

     (5) the sale or lease of equipment, inventory, including current production, accounts receivable or other assets in the ordinary course of business;

     (6) the sale or other disposition of cash or Cash Equivalents;

     (7) any transfer of properties or assets (including Capital Stock) that is governed by the provisions of the indenture described under "--Certain covenants--Amalgamation, merger,

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         consolidation or sale of assets"; or that is a Restricted Payment that is permitted by the covenant described above under the caption "--Certain covenants--Restricted payments";

     (8) the sale or transfer (whether or not in the ordinary course of business) of oil and gas properties or direct or indirect interests in real property, provided that at the time of such sale or transfer such properties do not have associated with them any proved reserves;

     (9) the abandonment, farm-out, lease or sublease of developed or undeveloped oil and gas properties in the ordinary course of business or resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business;

     (10) the trade or exchange by Paramount or any Restricted Subsidiary of any oil and gas property owned or held by Paramount or such Restricted Subsidiary for any oil and gas property owned or held by another Person;

     (11) the sale or transfer of hydrocarbons or other mineral products in the ordinary course of business; and

     (12) a Permitted Investment.

"Board of Directors" means:

     (1) with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

     (2) with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

     (3) with respect to any other Person, the board or committee of such Person serving a similar function.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York City or the Province of Alberta are authorized or required by law to close.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

"Capital Stock" means:

     (1) in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

     (2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

     (3) any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

     (1) United States or Canadian dollars;

     (2) securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

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     (3) certificates of deposit and eurodollar time deposits with maturities of
         365 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any United States commercial bank or any Canadian chartered bank having capital and surplus in excess of US$500 million;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper rated at least P-1 by Moody's Investors Service, Inc. or A-1 by Standard & Poor's Rating Services or R-1 by Dominion Bond Rating Service and in each case maturing within 270 days after the date of acquisition; and

     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following events:

     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Paramount and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

     (2) the adoption or approval by the Board of Directors of Paramount or its stockholders of a plan relating to the liquidation or dissolution of Paramount;

     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) (other than a Permitted Holder) becomes the Beneficial Owner, directly or indirectly, of more than 50% the Voting Stock of Paramount, measured by voting power rather than number of shares; or

     (4) during any two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Paramount was approved pursuant to a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

     (1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

     (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

     (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received in respect of interest pursuant to Hedging

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       Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

     (4) exploration expenses for such Person and its Restricted Subsidiaries for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; plus

     (5) depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

     (6) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and minus

     (7) to the extent included in determining Consolidated Net Income, the sum of:

        (a) the amount of deferred revenues that are amortized during such period and that are attributable to reserves that are subject to Volumetric Production Payments; and

        (b) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments,

in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

     (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

     (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

     (3) the cumulative effect of a change in accounting principles will be excluded;

     (4) any non-cash charges related to an impairment test write-down under GAAP will be excluded; and

     (5) to the extent not otherwise included, any gain on the disposition of a Restricted Investment will be included.

"Consolidated Net Working Capital" of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which internal financial statements are available) between (i) all current assets of such Person and its Restricted Subsidiaries and (ii) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of long-term Indebtedness and Indebtedness under Credit Facilities.

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"Consolidated Net Worth" means, with respect to any specified Person as of any date, the consolidated shareholders' equity of such Person and its consolidated Subsidiaries as of such date determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

"Credit Agreement" means the credit agreement in effect on the Issue Date after the initial issuance of notes under the indenture among Paramount, as borrower, the lenders named therein, Bank of Montreal, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

"Credit Facilities" means one or more credit or debt facilities (including, without limitation, under the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"Currency Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

"Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under the indenture.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Paramount to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (x) are no more favorable to the holders of such Capital Stock than the provisions contained in the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control" and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to Paramount's repurchase of such of the notes as are required to be repurchased pursuant to the covenants described under "--Offer to repurchase--Asset sales" and "--Offer to repurchase--Change of control", or (y) provide that Paramount may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain covenants--Restricted payments."

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"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Existing Indebtedness" means all Indebtedness of Paramount and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the supplemental indenture.

"Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

"fair market value" means, with respect to any asset, property or service, the price (after taking into account any related liabilities, costs or expenses) that could be negotiated in an arm's length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the indenture, in the case of a transaction with respect to Paramount or any of its Restricted Subsidiaries exceeding (i) Cdn.$10.0 million, fair market value will be determined by the chief financial officer or the Board of Directors of Paramount acting in good faith or (ii) Cdn.$50.0 million, the Board of Directors of Paramount acting in good faith.

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

     (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

     (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person (other than such Person or its Restricted Subsidiaries) or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; plus

     (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax

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       rate of such Person or any of its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings), engages in the Trust Spinout or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, Trust Spinout or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through amalgamations, mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act;

     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

     (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

"GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

"Government Securities" means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Guarantor" means each Restricted Subsidiary that executes a Subsidiary Guarantee or Mirror Note Guarantee pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees" or otherwise; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Subsidiary Guarantee or Mirror Note Guarantee is released in accordance with the terms of the indenture.

"Hedging Obligations" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements and all

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DESCRIPTION OF THE NEW NOTES
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Interest Rate Agreements, together with all interest, fees and other amounts payable thereon or in connection therewith.

"Holder" means a Person in whose name a note is registered.

"Indebtedness" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

     (1) in respect of borrowed money;

     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

     (3) in respect of banker's acceptances;

     (4) representing Capital Lease Obligations;

     (5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

     (6) representing any Hedging Obligations;

     (7) in respect of Production Payments;

     (8) in respect of Oil and Gas Hedging Contracts; or

     (9) in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

     (2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

     For the avoidance of doubt, "Indebtedness" of any Person shall not include:

     (1) trade payables incurred in the ordinary course of business and payable in accordance with customary practice;

     (2) deferred tax obligations;

     (3) minority interests;

     (4) uncapitalized interest; and

     (5) non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business.

"Interest Rate Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations),

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advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If Paramount or any Restricted Subsidiary of Paramount sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Paramount such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Paramount, Paramount will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Paramount's Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments". The acquisition by Paramount or any Restricted Subsidiary of Paramount of a Person that holds an Investment in a third Person will be deemed to be an Investment by Paramount or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain covenants--Restricted payments".

"Issue Date" means the first date on which any notes are issued under the indenture.

"Lien" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP and generally accepted accounting principles in the United States, as in effect on the Issue Date.

"Liquid Securities" means securities constituting (or immediately convertible into) no more than 7.5% of the outstanding securities of a class of securities that is publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange or the TSX Venture Exchange.

Securities meeting the requirements of the preceding sentence shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

     (1) the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

     (2) 60 days following the date of receipt of such securities; provided, that, notwithstanding the foregoing, up to US$2.0 million of securities (valued as of the date of receipt) received by Paramount or a Restricted Subsidiary in any 12 month period and which Paramount or such Restricted Subsidiary is restricted from selling freely pursuant to the applicable securities laws of Canada or any province thereof, shall not cease to be Liquid Securities as a result of this clause (2) until 180 days following the date of receipt of such securities.

"Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of Paramount and its Restricted Subsidiaries, calculated in accordance with the first clause (1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that there will be excluded from the calculation of Material Change the estimated future net cash flows from:

     (1) any acquisitions during the fiscal quarter of oil and gas reserves that have been audited by a Canadian or United States nationally recognized firm of independent petroleum engineers

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                                                                            A-51
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DESCRIPTION OF THE NEW NOTES
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       (which shall include McDaniel & Associates Consultants Ltd., Sproule
       Associates Limited and Sproule Associates Inc.) and on which a report or reports exist; and

     (2) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the covenant described under the caption "--Asset sales".

"Mirror Note Guarantee" has the meaning set forth under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees."

"Mirror Note Issuers" means Paramount Finance Ltd. and Paramount Resources, a general partnership.

"Mirror Note Pledge Agreements" means, collectively the pledge agreements, dated the Issue Date pursuant to which (i) the Mirror Note issued by Paramount Resources to Paramount Finance Ltd. will be pledged to Paramount and (ii) the Mirror Note issued by Paramount Finance Ltd. to Paramount and Paramount's interest in the Mirror Note issued by Paramount Resources are pledged as security for all Obligations thereunder and under the notes and the indenture.

"Mirror Notes" means the promissory notes issued by Paramount Finance Ltd. and Paramount Resources evidencing Indebtedness equal in aggregate principal amount to that of the notes outstanding from time to time.

"Net Cash Proceeds" means, with respect to any Asset Sale or in connection with the dissolution or liquidation of the Trust, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by Paramount or any of the Restricted Subsidiaries therefrom, net of:

     (1) brokerage commissions and other reasonable out-of-pocket fees and expenses (including fees and expenses of legal counsel, accountants and investment banks, sales commissions and relocation expenses) related to such Asset Sale, dissolution or liquidation;

     (2) provisions for all taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale, dissolution or liquidation;

     (3) except in the case of the Pledged Retained Trust Units, payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

     (4) except in the case of the Pledged Retained Trust Units, amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and

     (5) appropriate amounts to be provided by Paramount or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided that cash and/or Cash Equivalents in which Paramount or a Restricted Subsidiary has an individual beneficial ownership shall not be deemed to be received by Paramount or a Restricted Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent Paramount or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by the covenant described under "--Offer to repurchase--Asset sales" or to purchase notes.

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DESCRIPTION OF THE NEW NOTES
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"Net Income" means, with respect to any specified Person, the net income (loss)
of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

     (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

     (2) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Non-Recourse Debt" means Indebtedness:

     (1) as to which neither Paramount nor any of its Restricted Subsidiaries
         (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

     (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Paramount or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity.

"Non-Recourse Purchase Money Debt" means Indebtedness incurred in connection with the acquisition by Paramount or any Mirror Note Issuer or Guarantor in the ordinary course of business of Facilities, and renewals and refinancings of such Indebtedness but only to the extent that the lenders with respect to such Indebtedness or such renewals and refinancings have a claim solely against the assets acquired with such Indebtedness and any improvements thereon and not against Paramount or any Restricted Subsidiary generally).

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

"Oil and Gas Business" means:

     (1) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties,

     (2) the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties,

     (3) the exploration for or development, extraction, production, treatment, processing, storage, transportation, refining or marketing and sale of oil, gas and other minerals and products produced in association therewith,

     (4) the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (1) through (3) above, and

     (5) any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (1) through (4) of this definition,

provided that, in respect of Paramount, the determination of what reasonably constitutes a permissible Oil and Gas Business pursuant to clauses (1) to (5) above shall be made in good faith by the Board of Directors of Paramount.

"Oil and Gas Hedging Contracts" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose

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DESCRIPTION OF THE NEW NOTES
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of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; provided that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of the indenture.

"Oil and Gas Investments" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including, without limitation:

     (1) ownership interests in oil and gas properties, processing facilities or gathering systems or ancillary real property interests, and

     (2) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements with third parties.

"Permitted Assets" means any and all long-term properties or assets that are used or useful in an Oil and Gas Business.

"Permitted Holders" means (i) any of Clayton H. Riddell, his spouse, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of his siblings; (ii) in the event of the incompetence or death of any of the Persons described in clause (i), such Person's estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Paramount; (iii) any trust created for the benefit of the Persons described in clause (i) or (ii) or any trust for the benefit of any such trust; or (iv) any Person controlled by any of the Persons described in clause (i), (ii) or (iii). For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

"Permitted Investments" means, without duplication:

     (1) any Investment in Paramount or in a Restricted Subsidiary of Paramount;

     (2) any Investment in cash and/or Cash Equivalents;

     (3) any Investment by Paramount or any Restricted Subsidiary of Paramount in a Person, if as a result of such Investment:

        (a) such Person becomes a Restricted Subsidiary of Paramount; or

        (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Paramount or a Restricted Subsidiary of Paramount;

     (4) any Investment made as a result of the receipt of consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Offer to repurchase--Asset sales";

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DESCRIPTION OF THE NEW NOTES
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     (5) any acquisition of assets or other Investments solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Paramount;

     (6) Investments resulting from repurchases of the notes;

     (7) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

     (8) Hedging Obligations and Oil and Gas Hedging Contracts;

     (9) Oil and Gas Investments;

     (10) Investments existing on the date of the indenture and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (10);

     (11) (a) loans or advances made to any officer, director or employee of Paramount or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Company or a duly authorized officer, and (b) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this clause (11); provided such loans do not exceed US$2.0 million at any one time outstanding;

     (12) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding not to exceed US$15.0 million; and

     (13) Investments in the Retained Trust Units.

"Permitted Liens" means, as of any date:

     (1) Liens on assets of Paramount and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in subclauses (a) and (b) of clause (1) under "Certain covenants--Incurrence of indebtedness and issuance of preferred stock," plus US$25.0 million;

     (2) Liens in favor of Paramount, any of the Mirror Note Issuers or any of the Guarantors;

     (3) Liens on property of a Person existing at the time such Person is amalgamated or merged with or into or consolidated with Paramount or any Restricted Subsidiary of Paramount; provided that such Liens were in existence prior to the contemplation of such amalgamation, merger or consolidation and do not extend to any assets other than those of the Person amalgamated or merged into or consolidated with Paramount or the Subsidiary;

     (4) Liens securing Hedging Obligations and Oil and Gas Hedging Contracts;

     (5) Liens securing the assets purchased by purchase money indebtedness;

     (6) Liens to secure payment of royalties, revenue interests, net profits interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

     (7) Liens for any judgments rendered that do not constitute an Event of Default;

     (8) Liens for any judgment rendered, or claim filed, against Paramount or any Restricted Subsidiary which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

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DESCRIPTION OF THE NEW NOTES
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     (9) Liens on property existing at the time of acquisition of the property by Paramount or any Restricted Subsidiary of Paramount, provided that such Liens were in existence prior to the contemplation of such acquisition;

     (10) Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

     (11) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock" covering only the assets acquired with such Indebtedness;

     (12) Liens existing on the date of the supplemental indenture;

     (13) Liens for taxes, workers' compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by Paramount or a Restricted Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

     (14) Liens in pipelines or pipeline facilities that arise by operation of law;

     (15) Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Oil and Gas Business, and easements, rights of way or other similar rights in land, provided that such Liens are not given in connection with borrowed money;

     (16) Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such Indebtedness is not given in connection with borrowed money;

     (17) Liens in respect of any oil, gas or mineral property acquired after the date of the supplemental indenture (i) securing the costs and expenses incurred after the date of the supplemental indenture in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, gas or other mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by Paramount or any of its Restricted Subsidiaries to provide funds for,

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

        or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

     (18) Liens in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Paramount, any of its Restricted Subsidiaries, any Mirror Note Issuer or any Guarantor under government permits, leases or grants, provided that such Lien is not given in connection with borrowed money;

     (19) Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords', materialmen's, employees', laborers', employers', suppliers', banks', builders', repairmen's and other like Liens;

     (20) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of Paramount and its Restricted Subsidiaries taken as a whole;

     (21) Liens in connection with any Production Payments; provided that (i) such Liens are limited to the property that is the subject of such Production Payment; and (ii) either (x) such Production Payments were in existence on the Issue Date; (y) such Production Payments are entered into in connection with the acquisition of any property after the Issue Date and such Lien is created, incurred, issued or assumed in connection with the financing of, or within 90 days after the acquisition of, such property; or (z) such Production Payments do not exceed in the aggregate US$5.0 million at any time outstanding;

     (22) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

     (23) Liens incurred in the ordinary course of business of Paramount or any Subsidiary of Paramount with respect to obligations that do not in the aggregate exceed US$5.0 million at any one time outstanding;

     (24) Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing similar property;

     (25) Liens on any intercompany Indebtedness of a Restricted Subsidiary of Paramount (which Indebtedness shall be unsecured except by a pledge of any note or other evidence of intercompany Indebtedness of another Restricted Subsidiary of Paramount) granted as security for debt securities issued by Paramount; provided that the principal amount and interest rate of such intercompany Indebtedness subject to such Liens shall not exceed the principal amount and interest rate, respectively, of the debt securities issued by Paramount so secured; and

     (26) Liens securing the Notes;

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

provided, however, that none of the Liens identified in the foregoing clauses
(1) through (12) and (14) through (25) shall constitute Permitted Liens to the extent any such Liens are on or cover any Mirror Note or Mirror Note Guarantee or the Pledged Retained Trust Units or distributions thereon or proceeds thereof (other than Liens in respect of or established by any of the Mirror Note Pledge Agreements or the Trust Unit Pledge Agreement and Liens which are junior to the Lien of the trustee pursuant to the terms of the Intercreditor Agreement).

In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (1) through (25) above, Paramount may classify, or later reclassify, such Lien in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

"Permitted Refinancing Indebtedness" means any Indebtedness of Paramount or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Paramount or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

     (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, a Mirror Note, a Mirror Note Guarantee or a Subsidiary Guarantee, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the notes and is subordinated in right of payment to the notes or such Mirror Note, Mirror Note Guarantee or Subsidiary Guarantee, as the case may be, on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

     (4) such Indebtedness is incurred either by Paramount or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

"Pledged Retained Trust Units" means the Retained Trust Units less Retained Trust Units representing up to 4.5% of the outstanding economic interests and voting power of all Capital Stock of the Trust to the extent Paramount has delivered an Officer's Certificate to the Trustee stating that Paramount or a Restricted Subsidiary intends to use such Retained Trust Units to fund option plans.

"Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

"Retained Trust Units" means Capital Stock of the Trust representing at least 19.0% of the economic interests and voting power of all Capital Stock of the Trust, which Capital Stock shall be owned by Paramount or a Restricted Subsidiary immediately following the Trust Spinout.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

"Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

"Trust" means an unincorporated trust formed by Paramount for the purpose of consummating the Trust Spinout.

"Trust Properties" means all or any portion of the properties and assets described in this prospectus supplement under the heading "Effect of the Trust Spinout on Our Business--Spinout Assets" as properties or assets which will be directly or indirectly owned by the Trust following the Trust Spinout and any other additional or substitute properties or assets of Paramount and its Restricted Subsidiaries which become directly or indirectly owned by the Trust as a result of the Trust Spinout; provided that the pro forma effect of the Trust Spinout on Paramount and its Restricted Subsidiaries will not be different in any respect that is materially adverse to holders of the notes than the description thereof provided in this prospectus supplement under "Effects of the Trust Spinout on Our Business" as of the dates and for the periods described therein.

"Trust Spinout" means all steps (which steps, except with respect to the disposition of the Trust Properties and the Trust Units (other than the Retained Trust Units), are not adverse to Holders of the notes in any material respect) taken to ultimately consummate the reorganization of Paramount and its Subsidiaries resulting in the Trust Properties being owned directly or indirectly by the Trust and the Trust Units (other than the Retained Trust Units) being owned by persons other than Paramount and its Restricted Subsidiaries.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

"Trust Units" means the Capital Stock of the Trust.

"Unrestricted Subsidiary" means (i) 910083 Alberta Ltd. (unless designated as a Restricted Subsidiary following the Issue Date in accordance with the terms of the indenture) and (ii) any other Subsidiary of Paramount that is designated by the Board of Directors of Paramount as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such other
Subsidiary:

     (1) at the time of such designation, has no Indebtedness other than (i) Non-Recourse Debt and (ii) Indebtedness that could be guaranteed by Paramount in compliance with the covenant set forth under the caption "--Certain covenants--Restricted payments" (and the amount of such indebtedness under this clause (ii) shall be deemed to be an Investment by Paramount for purposes of such covenant);

     (2) is not party to any agreement, contract, arrangement or understanding with Paramount or any Restricted Subsidiary of Paramount unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Paramount or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Paramount;

     (3) is a Person with respect to which neither Paramount nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Paramount or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Paramount as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of Paramount giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "--Certain covenants--Designation of restricted and unrestricted subsidiaries". If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Paramount as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", Paramount will be in default of such covenant. The Board of Directors of Paramount may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Paramount of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "--Certain covenants--Incurrence of indebtedness and issuance of preferred stock", calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence following such designation; and (3) if required pursuant to the covenant described under "--Certain covenants--Issuance of subsidiary guarantees and mirror note guarantees," such Unrestricted Subsidiary becomes a Guarantor pursuant to such covenant within 10 Business Days of the date on which it is so designated.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

--------------------------------------------------------------------------------

DESCRIPTION OF THE NEW NOTES
--------------------------------------------------------------------------------

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

     (2) the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of Paramount means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned directly or indirectly by Paramount or any other Wholly Owned Restricted Subsidiary.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

INTEREST COVERAGE

Interest payments on our debt, based upon our consolidated financial statements, for the twelve month periods ended December 31, 2003 and September 30, 2004 were $19.9 million and $23.5 million, respectively, before giving effect to the exchange offer, and would have been $29.0 million and $29.7 million, respectively, after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our loss, based on our consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month period ended December 31, 2003 was $36.7 million. Our loss would have prevented us from covering interest charges for the twelve month period ended December 31, 2003 by $56.7 million before giving effect to the exchange offer, and $65.8 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our interest coverage on debt in respect of earnings for the twelve month period ended September 30, 2004, based on our consolidated financial statements, was 4.2, before giving effect to the exchange offer, and 3.3, after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes).

Interest payments on our debt, based upon our unaudited pro forma consolidated financial statements included in this statement, for the twelve month period ended December 31, 2003 were $21.2 million before giving effect to the exchange offer, and would have been $30.3 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). Our loss, based on our unaudited pro forma consolidated financial statements and before deduction of interest on long term debt and income tax, for the twelve month period ended December 31, 2003 was $16.9 million. Our loss would have prevented us from covering interest charges for the twelve month period ended December 31, 2003 by $38.1 million before giving effect to the exchange offer, and $47.2 million after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes).

The following table shows our actual interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended December 31, 2003 both before and after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes) and our pro forma interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended December 31, 2003. The actual ratios are based upon our consolidated financial statements and the pro forma ratios are based upon our unaudited pro forma consolidated financial statements included in this Statement.

                                                                 TWELVE MONTHS ENDED
                                                                  DECEMBER 31, 2003
                                                 ---------------------------------------------------
                                                                 ACTUAL
                                                 ---------------------------------------
                                                       BEFORE               AFTER
                                                 THE EXCHANGE OFFER   THE EXCHANGE OFFER   PRO FORMA
----------------------------------------------------------------------------------------------------
Interest coverage on debt
  (times)--EBITDAX(1)..........................         9.9                  6.8              4.7

------------
(1) EBITDAX divided by interest on debt. EBITDAX is the sum of earnings before non recurring items, non-cash items, interest, income taxes, depletion, depreciation and amortization and exploration expenses. EBITDAX is presented because we believe that it is a widely accepted financial indicator of the ability of an oil and gas company utilizing the successful efforts method of accounting to service indebtedness. However, EBITDAX does not have a standardized meaning prescribed by Canadian or US GAAP, does not represent net income or cash flow from operations as defined by Canadian or US GAAP, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income or to cash flow from operating activities (as determined in accordance with Canadian or US
    GAAP) and should not be construed as an indication of a company's operating performance or as a measure of liquidity. Therefore, our EBITDAX is not necessarily comparable with similarly titled measures presented by other companies.

--------------------------------------------------------------------------------

INTEREST COVERAGE
--------------------------------------------------------------------------------

    The following table provides a reconciliation of EBITDAX to net earnings
    (loss) under Canadian GAAP for the periods indicated:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2003
                                                                 ACTUAL       PRO FORMA
-----------------------------------------------------------------------------------------
EBITDAX.....................................................    196,904        143,390
Less:
  Loss on sale of investment................................      1,020          1,020
  Unrealized foreign exchange gain on US debt...............     (1,566)        (1,068)
  Income taxes recovery.....................................    (59,294)       (47,208)
  Non-cash general and administrative.......................      1,214            584
  Interest..................................................     19,917         30,295
  Bad debt expense..........................................      5,977          2,874
  Depletion, depreciation and amortization..................    163,413        103,043
  Geological and geophysical................................      8,450          8,239
  Dry hole costs............................................     36,600         32,689
  Loss on sale of property and equipment....................      3,660          1,834
  Write-down of petroleum and natural gas properties........     10,418          8,925
  Provision for future site restoration and abandonment
    costs...................................................      4,462          2,087
  Net earnings from discontinued operations.................         --             58
                                                                -------        -------
Net earnings (loss).........................................      2,633             18
                                                                =======        =======

The following table shows our actual interest coverage ratios in respect of EBITDAX calculated for the twelve month period ended September 30, 2004 both before and after giving effect to the exchange offer (assuming all the old notes sought in the exchange offer are exchanged for new notes). The actual ratios are based upon our consolidated financial statements.

                                                                     TWELVE MONTHS ENDED
                                                                     SEPTEMBER 30, 2004
                                                           ---------------------------------------
                                                                 BEFORE               AFTER
                                                           THE EXCHANGE OFFER   THE EXCHANGE OFFER
--------------------------------------------------------------------------------------------------
Interest coverage on debt (times)--EBITDAX(1)............         11.5                  9.1

------------
(1) EBITDAX divided by interest on debt. For a definition of EBITDAX and its uses, see note 1 to the table on the previous page. The following table provides a reconciliation of EBITDAX to net earnings (loss) under Canadian GAAP for September 30, 2004:

                                                               SEPTEMBER 30,
                                                                   2004
----------------------------------------------------------------------------
EBITDAX.....................................................      269,221
Less:
  Loss on sale of investment................................           34
  Unrealized foreign exchange gain on US debt...............      (17,956)
  Income taxes expense......................................        4,370
  Non-cash general and administrative.......................        3,056
  Non-cash loss on financial instruments....................        3,187
  Interest..................................................       23,469
  Bad debt expense..........................................       (5,107)
  Depletion, depreciation and amortization..................      183,812
  Geological and geophysical................................        9,733
  Dry hole costs............................................       14,778
  Gain on sale of property and equipment....................      (31,322)

--------------------------------------------------------------------------------

INTEREST COVERAGE
--------------------------------------------------------------------------------

                                                               SEPTEMBER 30,
                                                                   2004
----------------------------------------------------------------------------
  Write-down of petroleum and natural gas properties........       10,418
  Provision for future site restoration and abandonment
    costs...................................................        1,419
  Accretion of asset retirement obligations.................        4,266
  Net loss from discontinued operations.....................       (5,159)
                                                                  -------
Net earnings................................................       70,223
                                                                  =======

The actual ratios do not give effect to the disposition of assets by us to Paramount Energy Trust in the first quarter of 2003 (for periods prior to the disposition), the Kaybob acquisition (for periods prior to the acquisition) or the Trust Spinout, each of which is described and reflected in our unaudited pro forma consolidated financial statements included in this Statement.

You should refer to our consolidated financial statements incorporated by reference in the prospectus and our unaudited pro forma consolidated financial statements included herein. The interest coverages do not purport to be indicative of interest coverages for any future periods.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

APPENDIX B

--------------------------------------------------------------------------------

                               COMPILATION REPORT
                 ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of
PARAMOUNT RESOURCES LTD.

We have read the accompanying unaudited pro forma consolidated balance sheet of Paramount Resources Ltd. ("the Company") as at September 30, 2004 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures.

     1. Compared the figures in the columns captioned "Paramount Resources Ltd. As Previously Reported" to the unaudited interim consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended or to the audited consolidated financial statements of the Company for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     2. Compared the figures in the columns captioned "Spinout Assets" to the financial statements of the Kaybob and Martin Creek Properties as at September 30, 2004 and for the nine months then ended or for the year ended December 31, 2003, as appropriate, and found them to be in agreement.

     3. Compared the figures in the columns captioned "$185 Million Acquisition" to the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the unaudited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the six months ended June 30, 2004 or the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and to the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003, as appropriate, aggregated and adjusted for the individual working interest ownership percentage to be acquired by the Company and a reclassification of fee income, and found them to be in agreement.

     4. Compared the figures in the column captioned "PET Transaction" to the Company's accounting records and found them to be in agreement.

     5. Compared the figures in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the Company's accounting records and found them to be in agreement.

     6. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

          (a) the basis for determination of the pro forma adjustments; and

          (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:

          (a) described to us the basis for determination of the pro forma adjustments; and

          (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

     7. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

     8. Recalculated the application of the amounts in the column captioned "Effect of Recent Accounting Pronouncement and Discontinued Operations" to the amounts in the column captioned "Paramount Resources Ltd. As Previously Reported" for the year ended December 31, 2003 and found the amounts in the column captioned "Paramount Resources Ltd." to be arithmetically correct.

--------------------------------------------------------------------------------

     9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd.", "PET Transaction", "$185 Million Acquisition" and "Spinout Assets" for the year ended December 31, 2003, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

     10. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Paramount Resources Ltd. As Previously Reported", "$185 Million Acquisition" and "Spinout Assets" as at September 30, 2004 and for the nine months then ended, as appropriate, and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
January 24, 2005                                           Chartered Accountants

           COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. United States standards do not provide for the issuance of such a report on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the procedures listed in the compilation report. Consequently, under United States standards, we would be unable to issue such a compilation report on the accompanying unaudited pro forma consolidated financial statements.

Calgary, Canada                                            /s/ Ernst & Young LLP
January 24, 2005                                           Chartered Accountants

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2004
(THOUSANDS OF DOLLARS)
(UNAUDITED)

                                            PARAMOUNT
                                            RESOURCES
                                             LTD. AS
                                           PREVIOUSLY                                    PRO FORMA                 PRO FORMA
                                            REPORTED      SPINOUT ASSETS      NOTE      ADJUSTMENTS     NOTE      CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
ASSETS
  CURRENT ASSETS
    Short-term investments..............   $   11,715       $      --                                              $  11,715
    Accounts receivable.................       96,387         (51,867)     4(a)(xiii)                                 44,520
    Financial instruments...............        3,438          (1,907)     4(a)(xiii)                                  1,531
    Prepaid expenses....................        3,016          (1,612)     4(a)(xiii)                                  1,404
                                           ----------       ---------                    ---------                 ---------
                                              114,556         (55,386)                                                59,170
                                           ----------       ---------                    ---------                 ---------
  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment at
      cost..............................    1,800,447        (902,991)                                               897,456
    Accumulated depletion and
      depreciation......................     (536,327)        307,879                                               (228,448)
    Assets of discontinued operations...        7,869              --                                                  7,869
                                           ----------       ---------                    ---------                 ---------
                                            1,271,989        (595,112)      4(a)(xiv)                                676,877
                                           ----------       ---------                    ---------                 ---------
  GOODWILL..............................       31,621         (19,400)      4(a)(xiv)                                 12,221
  EQUITY INVESTMENT IN TRUST UNITS......                                                   113,071      5(b)(v)      113,071
  FUTURE TAX ASSET......................                       (9,995)      4(a)(xii)        9,995     5(b)(iv)        8,881
                                                                                             8,881     5(b)(iv)
  OTHER ASSETS..........................       11,367                                       (3,183)    5(b)(ii)        3,000
                                                                                             3,000     5(b)(vi)
                                                                                            (8,184)   5(b)(vii)
                                           ----------       ---------                    ---------                 ---------
                                           $1,429,533       $(679,893)                     123,580                 $ 873,220
                                           ==========       =========                    =========                 =========

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES
    Accounts payable and accrued
      liabilities.......................   $  100,853       $ (54,176)     4(a)(xiii)    $   3,000     5(b)(iv)    $  49,677
    Financial instruments...............        6,625          (4,350)     4(a)(xiii)                                  2,275
    Liabilities of discontinued
      operations........................          327              --                                                    327
                                           ----------       ---------                    ---------                 ---------
                                              107,805         (58,526)                       3,000                    52,279
                                           ----------       ---------                    ---------                 ---------
  LONG-TERM DEBT........................      542,589              --                     (112,700)     5(b)(i)      337,716
                                                                                          (107,859)    5(b)(ii)
                                                                                           107,859     5(b)(ii)
                                                                                             9,046     5(b)(ii)
                                                                                          (150,000)   5(b)(iii)
                                                                                            45,781    5(b)(vii)
                                                                                             3,000     5(b)(vi)
  ASSET RETIREMENT OBLIGATIONS..........       97,449         (55,148)      4(a)(xiv)                                 42,301
  DEFERRED CREDIT.......................        7,369          (7,369)       4(a)(xv)        6,273     5(b)(iv)        6,273
  FUTURE INCOME TAXES...................      130,222                                     (130,222)    5(b)(iv)           --
  LIABILITIES OF DISCONTINUED
    OPERATIONS..........................        6,171              --                                                  6,171
                                           ----------       ---------                    ---------                 ---------
                                              783,800         (62,517)                    (328,822)                  392,461
                                           ----------       ---------                    ---------                 ---------
SHAREHOLDERS' EQUITY
    Share capital.......................      195,480              --                      112,700      5(b)(i)      308,180
    Contributed surplus.................        2,588              --                                                  2,588
    Retained earnings...................      339,860        (558,850)      4(a)(xvi)       (9,046)    5(b)(ii)      117,712
                                                                                            (3,183)    5(b)(ii)
                                                                                           113,071      5(b)(v)
                                                                                           149,098     5(b)(iv)
                                                                                            (3,000)    5(b)(iv)
                                                                                           150,000    5(b)(iii)
                                                                                            (6,273)    5(b)(iv)
                                                                                           (45,781)   5(b)(vii)
                                                                                            (8,184)   5(b)(vii)
                                           ----------       ---------                    ---------                 ---------
                                              537,928        (558,850)                     449,402                   428,480
                                           ----------       ---------                    ---------                 ---------
                                           $1,429,533       $(679,893)                   $ 123,580                 $ 873,220
                                           ==========       =========                    =========                 =========

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                                   PARAMOUNT
                                                 RESOURCES LTD.
                                                 AS PREVIOUSLY    $185 MILLION                    SPINOUT
                                                    REPORTED      ACQUISITION       NOTE          ASSETS        NOTE
-----------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas sales...............     $384,772        $ 67,857        2(a)(i)      $(212,214)     4(a)(i)
 Financial instruments gain (loss).............       (8,726)                                        5,515     4(a)(ii)
 Royalties (net of ARTC).......................      (74,663)        (16,994)       2(a)(i)         44,133      4(a)(i)
 Loss on sale of investments...................          (34)                                           --
 Equity income in trust units..................           --                                            --
                                                    --------        --------                     ---------
                                                     301,349          50,863                      (162,566)
                                                    --------        --------                     ---------
EXPENSES:
 Operating.....................................       64,871          10,118        2(a)(i)        (30,945)     4(a)(i)
 Interest......................................       17,865           8,017       2(a)(iv)         (7,592)   4(a)(iii)
 General and administrative....................       18,838                                       (10,142)    4(a)(iv)
 Bad debt expense (recovery)...................       (5,107)                                        2,833      4(a)(v)
 Lease rentals.................................        3,247                                          (662)    4(a)(vi)
 Geological and geophysical....................        6,525                                        (1,497)    4(a)(vi)
 Dry hole costs................................        9,028                                          (895)   4(a)(vii)
 Loss (Gain) on sales of property, plant and
   equipment...................................      (15,501)                                       (1,407)  4(a)(viii)
 Accretion of asset retirement obligations.....        4,266           1,057       2(a)(ii)         (1,991)    4(a)(ix)
 Depletion and depreciation....................      136,757          19,455      2(a)(iii)        (70,395)     4(a)(x)
 Unrealized foreign exchange loss (gain) on US
   debt........................................      (16,390)                                        8,194    4(a)(iii)
                                                    --------        --------                     ---------
                                                     224,399          38,647                      (114,499)
                                                    --------        --------                     ---------
Earnings (loss) before taxes from continuing
 operations....................................       76,950          12,216                       (48,067)
                                                    --------        --------                     ---------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............        3,511             194        2(a)(v)         (1,616)    4(a)(xi)
 Future income tax expense.....................       19,671           7,132       2(a)(vi)        (14,339)   4(a)(xii)
                                                    --------        --------                     ---------
                                                      23,182           7,326                       (15,955)
                                                    --------        --------                     ---------
Net earnings from continuing operations........       53,768           4,890                       (32,112)
Net earnings from discontinued operations......        5,159              --                            --
                                                    --------        --------                     ---------
Net earnings for the period....................     $ 58,927        $  4,890                     $ (32,112)
                                                    ========        ========                     =========
Net earnings from continuing operations per
 common share
Basic..........................................     $   0.91
Diluted........................................     $   0.90
Net earnings from discontinued operations per
 common share
Basic..........................................     $   0.09
Diluted........................................     $   0.09
Net earnings per common share
Basic..........................................     $   1.00
Diluted........................................     $   0.98
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................       58,887
Diluted........................................       59,945


                                                  PRO FORMA                  PRO FORMA
                                                 ADJUSTMENTS      NOTE      CONSOLIDATED
-----------------------------------------------  ---------------------------------------
REVENUE:
 Petroleum and natural gas sales...............   $(53,311)       5(a)(i)     $187,104
 Financial instruments gain (loss).............         --                      (3,211)
 Royalties (net of ARTC).......................     14,088        5(a)(i)      (33,436)
 Loss on sale of investments...................         --                         (34)
 Equity income in trust units..................     23,558        5(b)(v)       23,558
                                                  --------                    --------
                                                   (15,665)                    173,981
                                                  --------                    --------
EXPENSES:
 Operating.....................................     (9,111)       5(a)(i)       34,933
 Interest......................................     (3,969)      5(a)(iv)       20,681
                                                    (5,830)      5(b)(ii)
                                                    11,561      5(b)(iii)
                                                    (3,938)     5(b)(iii)
                                                       281       5(b)(vi)
                                                     2,848      5(b)(vii)
                                                     1,438      5(b)(vii)
 General and administrative....................         --                       8,696
 Bad debt expense (recovery)...................         --                      (2,274)
 Lease rentals.................................         --                       2,585
 Geological and geophysical....................         --                       5,028
 Dry hole costs................................         --                       8,133
 Loss (Gain) on sales of property, plant and
   equipment...................................         --                     (16,908)
 Accretion of asset retirement obligations.....       (869)      5(a)(ii)        2,463
 Depletion and depreciation....................    (10,669)     5(a)(iii)       75,148
 Unrealized foreign exchange loss (gain) on US
   debt........................................         --                      (8,196)
                                                  --------                    --------
                                                   (18,258)                    130,289
                                                  --------                    --------
Earnings (loss) before taxes from continuing
 operations....................................      2,593                      43,692
                                                  --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and other...............       (101)       5(a)(v)        2,453
                                                       465     5(b)(viii)
 Future income tax expense.....................     (7,451)      5(a)(vi)        5,747
                                                       734       5(b)(ix)
                                                  --------                    --------
                                                    (6,353)                      8,200
                                                  --------                    --------
Net earnings from continuing operations........      8,946                      35,492
Net earnings from discontinued operations......         --                       5,159
                                                  --------                    --------
Net earnings for the period....................   $  8,946                    $ 40,651
                                                  ========                    ========
Net earnings from continuing operations per
 common share
Basic..........................................                               $   0.56
Diluted........................................                               $   0.55
Net earnings from discontinued operations per
 common share
Basic..........................................                               $   0.08
Diluted........................................                               $   0.08
Net earnings per common share
Basic..........................................                               $   0.64
Diluted........................................                               $   0.63
Weighted average common shares outstanding
 (thousands of shares) (note 7)
Basic..........................................                                 63,387
Diluted........................................                                 64,445

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

                                      PARAMOUNT      EFFECT OF RECENT
                                      RESOURCES         ACCOUNTING
                                       LTD. AS       PRONOUNCEMENT &                   PARAMOUNT
                                      PREVIOUSLY       DISCONTINUED                    RESOURCES          PET
                                       REPORTED         OPERATIONS         NOTE           LTD.        TRANSACTION    NOTE
--------------------------------------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas
   sales..........................     $434,059          $    --                        $434,059       $(33,725)    3(iii)
 Commodity hedging gain (loss)....      (53,204)              --                         (53,204)         5,341     3(vi)
 Royalties (net of ARTC)..........      (82,512)              --                         (82,512)         2,217     3(iii)
 Loss on sale of investments......       (1,020)              --                          (1,020)            --
 Other income.....................        2,012           (2,012)             6(b)            --             --
 Equity income in trust units.....           --               --                              --             --
                                       --------          -------                        --------       --------
                                        299,335           (2,012)                        297,323        (26,167)
                                       --------          -------                        --------       --------
EXPENSES:
 Operating........................       81,193               --                          81,193         (5,158)    3(iii)
 Interest.........................       19,917             (703)             6(b)        19,214         (2,586)     3(i)
 General and administrative.......       19,898              367              6(b)        20,265           (255)    3(ii)
 Bad debt expense.................        5,977               --                           5,977             --
 Lease rentals....................        3,574               --                           3,574             --
 Geological and geophysical.......        8,450               --                           8,450             --
 Dry hole costs...................       36,600               --                          36,600             --
 Loss (Gain) on sales of property,
   plant and equipment............        3,660              (20)             6(b)         3,640             --
 Provision of future site
   restoration and
   abandonment/Accretion of asset
   retirement obligations.........        4,462             (418)             6(a)         4,044           (258)    3(iv)
 Depletion and depreciation.......      163,413            1,685        6(a), 6(b)       165,098         (5,024)    3(iv)
 Writedown of petroleum and
   natural gas properties.........       10,418               --                          10,418             --
 Unrealized foreign exchange gain
   on US debt.....................       (1,566)              --                          (1,566)            --
                                       --------          -------                        --------       --------
                                        355,996              911                         356,907        (13,281)
                                       --------          -------                        --------       --------
Earnings (loss) before taxes......      (56,661)          (2,923)                        (59,584)       (12,886)
                                       --------          -------                        --------       --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and
   other..........................        2,875             (186)             6(b)         2,689             --
 Future income tax (recovery)
   expense........................      (62,169)          (1,312)       6(a), 6(b)       (63,481)        (4,293)     3(v)
                                       --------          -------                        --------       --------
                                        (59,294)          (1,498)                        (60,792)        (4,293)
                                       --------          -------                        --------       --------
Net earnings (loss) from
 continuing operations............        2,633           (1,425)                          1,208         (8,593)
Net earnings (loss) from
 discontinued operations..........           --              (58)                            (58)            --
                                       --------          -------                        --------       --------
Net earnings (loss)...............     $  2,633          $(1,483)                       $  1,150       $ (8,593)
                                       ========          =======                        ========       ========
Net earnings (loss) from
 continuing operations per common
 share
Basic.............................     $   0.04          $ (0.02)                       $   0.02
Diluted...........................     $   0.04          $ (0.02)                       $   0.02
Net earnings (loss) from
 discontinued operations per
 common share
Basic.............................     $     --          $    --                        $     --
Diluted...........................     $     --          $    --                        $     --
Net earnings (loss) per common
 share
Basic.............................     $   0.04          $ (0.02)                       $   0.02
Diluted...........................     $   0.04          $ (0.02)                       $   0.02
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic.............................       60,098           60,098                          60,098
Diluted...........................       60,472           60,472                          60,472


                                    $185 MILLION                SPINOUT                  PRO FORMA                  PRO FORMA
                                    ACQUISITION      NOTE       ASSETS        NOTE      ADJUSTMENTS      NOTE      CONSOLIDATED
----------------------------------  -------------------------------------------------------------------------------------------
REVENUE:
 Petroleum and natural gas
   sales..........................    $139,181       2(a)(i)   $(202,263)     4(a)(i)    $(82,609)       5(a)(i)     $254,643
 Commodity hedging gain (loss)....          --                    27,621     4(a)(ii)          --                     (20,242)
 Royalties (net of ARTC)..........     (31,903)      2(a)(i)      44,759      4(a)(i)      22,750        5(a)(i)      (44,689)
 Loss on sale of investments......          --                        --                       --                      (1,020)
 Other income.....................          --                        --                       --                          --
 Equity income in trust units.....          --                        --                   17,784        5(b)(v)       17,784
                                      --------                 ---------                 --------                    --------
                                       107,278                  (129,883)                 (42,075)                    206,476
                                      --------                 ---------                 --------                    --------
EXPENSES:
 Operating........................      22,331       2(a)(i)     (32,866)     4(a)(i)     (13,222)       5(a)(i)       52,278
 Interest.........................      16,727      2(a)(iv)      (9,605)   4(a)(iii)      (8,280)      5(a)(iv)       30,295
                                                                                           (5,792)      5(b)(ii)
                                                                                           17,885      5(b)(iii)
                                                                                           (6,750)     5(b)(iii)
                                                                                              375       5(b)(vi)
                                                                                            7,189      5(b)(vii)
                                                                                            1,918      5(b)(vii)
 General and administrative.......          --                   (10,545)    4(a)(iv)          --                       9,465
 Bad debt expense.................          --                    (3,103)     4(a)(v)          --                       2,874
 Lease rentals....................          --                      (627)    4(a)(vi)          --                       2,947
 Geological and geophysical.......          --                      (211)    4(a)(vi)          --                       8,239
 Dry hole costs...................          --                    (3,911)   4(a)(vii)          --                      32,689
 Loss (Gain) on sales of property,
   plant and equipment............          --                    (1,806)  4(a)(viii)          --                       1,834
 Provision of future site
   restoration and
   abandonment/Accretion of asset
   retirement obligations.........       2,114      2(a)(ii)      (2,075)    4(a)(ix)      (1,738)      5(a)(ii)        2,087
 Depletion and depreciation.......      35,821     2(a)(iii)     (74,404)     4(a)(x)     (18,448)     5(a)(iii)      103,043
 Writedown of petroleum and
   natural gas properties.........          --                    (1,493)   4(a)(vii)          --                       8,925
 Unrealized foreign exchange gain
   on US debt.....................          --                       498    4(a)(iii)          --                      (1,068)
                                      --------                 ---------                 --------                    --------
                                        76,993                  (140,148)                 (26,863)                    253,608
                                      --------                 ---------                 --------                    --------
Earnings (loss) before taxes......      30,285                    10,265                  (15,212)                    (47,132)
                                      --------                 ---------                 --------                    --------
INCOME AND OTHER TAXES:
 Large Corporation Tax and
   other..........................         460       2(a)(v)      (1,343)    4(a)(xi)        (227)       5(a)(v)        2,102
                                                                                              523     5(b)(viii)
 Future income tax (recovery)
   expense........................      15,031      2(a)(vi)      17,725    4(a)(xii)     (10,788)      5(a)(vi)      (49,310)
                                                                                           (3,504)      5(b)(ix)
                                      --------                 ---------                 --------                    --------
                                        15,491                    16,382                  (13,996)                    (47,208)
                                      --------                 ---------                 --------                    --------
Net earnings (loss) from
 continuing operations............      14,794                    (6,117)                  (1,216)                         76
Net earnings (loss) from
 discontinued operations..........          --                        --                                                  (58)
                                      --------                 ---------                 --------                    --------
Net earnings (loss)...............    $ 14,794                 $  (6,117)                $ (1,216)                   $     18
                                      ========                 =========                 ========                    ========
Net earnings (loss) from
 continuing operations per common
 share
Basic.............................                                                                                   $     --
Diluted...........................                                                                                   $     --
Net earnings (loss) from
 discontinued operations per
 common share
Basic.............................                                                                                   $     --
Diluted...........................                                                                                   $     --
Net earnings (loss) per common
 share
Basic.............................                                                                                   $     --
Diluted...........................                                                                                   $     --
Weighted average common shares
 outstanding (thousands of shares)
 (note 7)
Basic.............................                                                                                     64,598
Diluted...........................                                                                                     64,972

See accompanying notes to the unaudited pro forma consolidated financial statements.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)


Paramount Resources Ltd. ("Paramount" or the "Company") is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company's principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States.

The Company proposes to undertake a Trust Spinout ("Trust Spinout"), a reorganization which would result in the shareholders and the Company receiving units of the Trust, which would indirectly own a substantial portion of the Company's existing assets. The assets intended to become indirectly owned by the Trust, referred to as the "Spinout Assets," are located in the Kaybob and Marten Creek areas of Alberta. The major Kaybob, Alberta properties that would be transferred consist of Kaybob North, Pine Creek, Fox Creek, Two Creeks, Clover, and Simonette, and are located in central Alberta and produce primarily natural gas and natural gas liquids. These properties account for 76% of the natural gas production that would be transferred. Three natural gas plants, currently operated by the Company, would also be transferred. The Spinout Assets include substantially all of the Kaybob properties acquired in June 2004 as part of the $185 million acquisition (see note 2(a)). The Marten Creek, Alberta properties are located in west central Alberta and are part of the Company's Grande Prairie operating unit. These properties produce primarily natural gas and natural gas liquids. The Company has a 100% working interest in the properties comprising the Spinout Assets in this area for all of the production wells. The Spinout Assets include all of the Marten Creek properties acquired by the Company in the August 2004 acquisition for $84 million, subject to adjustments.

Financial statement have been prepared to present the financial position, results of operations, and cash flows for the Spinout Assets also referred to as "Kaybob & Marten Creek Properties." The proposed Trust Spinout does not result in a substantial change in ownership of the Spinout Assets. Therefore, the disposition of the Spinout Assets will be accounted for at the carrying value of the net assets transferred and would not give rise to a gain or loss in the consolidated financial statements of Paramount.

1.  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of earnings (loss) of Paramount have been prepared for inclusion in this prospectus to reflect the acquisition of certain oil and natural gas properties in Western Canada and Northwest Territories (the "$185 Million Acquisition"), as described in note 2(a), the disposition of assets to Paramount Energy Trust ("PET") as described in note 3 (the "PET Transaction") and the disposition of the proposed Spinout Assets, as described in note 4 and 5(a).

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of earnings (loss), collectively referred to as the "Pro Forma Financial Statements," have been prepared by management based upon information derived from the following:

- the unaudited consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004

- the audited consolidated financial statements of Paramount as at and for the year ended December 31, 2003

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties and the audited schedule of revenues, royalties and operating expenses for the Fort Liard properties for the year ended December 31, 2003

- the Kaybob and Marten Creek Properties' financial statements as at and for the nine-month period ended September 30, 2004.

- the Kaybob and Marten Creek Properties' financial statements as at and for the year ended December 31, 2003.

- the unaudited schedule of revenues, royalties and operating expenses for the Kaybob properties for the six months ended June 30, 2004

- the audited schedule of revenues, royalties and operating expenses for the Kaybob properties for the year ended December 31, 2003

In the opinion of management of Paramount, the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include all adjustments necessary for the fair presentation of the transactions described therein. The pro forma consolidated statements of earnings (loss) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, give effect to the $185 Million Acquisition, the PET Transaction, the Trust Spinout, and other pro forma adjustments as per Note 5, as if they had taken place on January 1, 2003. The unaudited pro forma consolidated balance sheet as at September 30, 2004 gives effect to the Trust Spinout and other pro forma adjustments, as described in note 5, as if they had taken place on September 30, 2004.

Accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used in the historical financial statements of Paramount except as described in note 6. Accordingly, they should be read in conjunction with Paramount's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and its audited consolidated financial statements as at and for the year ended December 31, 2003.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

2.  ACQUISITIONS

(A)  $185 MILLION ACQUISITION
On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The unaudited interim consolidated financial statements of Paramount as at and for the nine-month period ended September 30, 2004 reflect the financial results of the assets acquired from July 1, 2004.

The following table summarizes the fair value of the net assets acquired:

Property, plant, and equipment..............................  $211,947
Less: Asset retirement obligation...........................    26,847
                                                              --------
                                                              $185,100
                                                              ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

On June 29, 2004, the Company issued US $125 million 8.875% Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partly finance the $185.1 million asset acquisition. Interest on the note is payable semi-annually, beginning in 2005. The financing charges of $5.0 million related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

The unaudited pro forma consolidated statements of earnings as at and for the nine months ended September 30, 2004 and the year end December 31, 2003, give effect to the $185 Million Acquisition and take into account the following adjustments:

 (i) Revenues, royalties and operating expenses that relate to the oil and natural gas properties acquired for the six-month pre-acquisition period ended June 30, 2004, have been added to the period ended September 30, 2004. For the year ended December 31, 2003, revenues, royalties and operating expenses for the properties acquired have been added for the year. These amounts have been determined by applying the working interest being acquired by the Company in the $185 Million Acquisition to the relevant schedules of revenues, royalties and operating expenses for the Kaybob and Fort Liard properties prepared by Chevron Canada Resources as follows:

      SIX MONTHS ENDED JUNE 30, 2004

                                                                                           PARAMOUNT'S
                                       CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                        KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                       (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
       ------------------------------------------------------------------------------------------------
       Petroleum and natural gas
         sales.......................  $ 88,430     $ 55,618      $13,906      $(1,667)      $ 67,857
       Royalties.....................   (24,735)     (15,307)      (1,687)                    (16,994)
       Operating expenses............   (12,656)      (8,489)      (3,295)       1,667        (10,118)
                                       --------     --------      -------      -------       --------
       Excess of petroleum and
         natural gas sales over
         operating expenses..........  $ 51,039     $ 31,822      $ 8,924      $    --       $ 40,745
                                       ========     ========      =======      =======       ========

      YEAR ENDED DECEMBER 31, 2003

                                                                                          PARAMOUNT'S
                                      CHEVRON    PARAMOUNT'S                              NET SHARE OF
                                       KAYBOB    NET SHARE OF    CHEVRON     FEE INCOME    KAYBOB AND
                                      (GROSS)       KAYBOB      FORT LIARD    RECLASS      FORT LIARD
      ------------------------------------------------------------------------------------------------
      Petroleum and natural gas
        sales.......................  $162,391     $106,914      $34,851      $(2,584)      $139,181
      Royalties.....................   (44,483)     (27,496)      (4,407)                    (31,903)
      Operating expenses............   (23,928)     (16,568)      (8,347)       2,584        (22,331)
                                      --------     --------      -------      -------       --------
      Excess of petroleum and
        natural gas sales over
        operating expenses..........  $ 93,980     $ 62,850      $22,097      $    --       $ 84,947
                                      ========     ========      =======      =======       ========

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

 (ii) Asset retirement obligations assumed of $26.8 million as a result of the $185 Million Acquisition have resulted in accretion of asset retirement obligations increasing by $1.1 million and $2.1 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively.

(iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been increased by $19.5 million and $35.8 million, respectively, to reflect the pro forma increase in the carrying value of property, plant and equipment of $211.9 million as a result of the $185 Million Acquisition.

(iv) Interest expense has been increased by $8.0 million and $16.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the interest on the $185.1 million increase in Paramount's long-term debt to fund the $185 Million Acquisition and amortization of other assets. Interest has been recorded at 8.875% per annum on the US$125 million senior notes and 4.0% per annum on the $17 million increase in the Company's existing credit facility.

 (v) Large Corporation Tax has been increased by $0.2 million and $0.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the increase in Paramount's long-term debt.

(vi) Future income tax expense (recovery) has increased (decreased) by $7.1 million and $15.0 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

3.  PARAMOUNT ENERGY TRUST TRANSACTION

During 2003, Paramount completed the formation and restructuring of Paramount Energy Trust ("PET") through the following transactions:

- On February 3, 2003, Paramount transferred to PET natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of PET.

- On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of PET. The dividend was paid to all holders of Paramount common shares of record on the close of business on February 11, 2003. The dividend was declared after PET received all regulatory clearances with respect to its final prospectus and registration statement in the United States. The final prospectus and registration statement qualified and registered (i) the Dividend PET Units, (ii) rights to purchase further PET Units, and (iii) the PET Trust Units issuable upon exercise of the Rights.

- On March 11, 2003, in conjunction with the closing of a rights offering by PET, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

The unaudited pro forma consolidated statement of earnings (loss) for the year ended December 31, 2003 gives effect to the PET Transaction and takes into account the following adjustments:

 (i) Decrease in interest expense of $2.6 million due to the assumed reduction in Paramount's debt of $250 million resulting from the cash consideration received. Interest has been recorded at

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

      11.5% per annum on Paramount's bridge facility of $61.9 million and 6% per annum on the decrease in Paramount's production facility of $188.1 million.

 (ii) General and administrative expenses have been decreased by $0.3 million as a result of the disposition of assets to PET. General and administrative expenses were allocated to the PET based on the proportion of Paramount employees that were associated with PET assets.

(iii) Revenues, royalties and operating expenses that related specifically to PET assets have been removed as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
-------------------------------------------------------------------------------
Petroleum and natural gas sales.............................       $33,725
Royalties (net of ARTC).....................................       $ 2,217
Operating expenses..........................................       $ 5,158

(iv) The provisions for depletion and depreciation, and accretion of asset retirement obligations for the year ended December 31, 2003 have been reduced by $5.0 million and $0.3 million, respectively, due to lower production levels as a result of the disposition of PET assets. The reduction was determined based on proportionate oil and gas production levels of PET assets as compared to the remainder of Paramount's oil and gas assets.

(v) Future income tax has been adjusted to account for the PET Transaction. For the year ended December 31, 2003, the increase in future income tax recovery was $4.3 million and the reduction in Large Corporation Tax and other tax expense was $nil.

(vi) Commodity hedging losses have been allocated to PET based on proportionate oil and gas revenues for PET assets as compared to oil and gas revenues for the remainder of Paramount's assets. For the year ended December 31, 2003, the commodity hedging losses allocated to PET were $5.3 million.

4.  SPINOUT ASSETS

a) The Pro Forma Financial Statements as at and for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give effect to the Trust Spinout and take into account the following adjustments:

      (i) Revenues, royalties and operating expenses that related specifically to the Spinout Assets have been removed as follows:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
Petroleum and natural gas sales..................       $212,214            $202,263
Royalties (net of ARTC)..........................       $ 44,133            $ 44,759
Operating expenses...............................       $ 30,945            $ 32,866

      (ii) Financial instrument/commodity hedging losses decreased by $5.5 million and $27.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Financial instrument/commodity hedging losses were allocated to the Spinout

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            Assets on a pro rata basis using production volumes of the Spinout Assets being transferred as a proportion of the aggregate production volumes of Paramount.

     (iii) Interest expense decreased by $7.6 million and $9.6 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of the total debt of Paramount.

            Unrealized foreign exchange gain on US debt decreased by $8.2 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Unrealized foreign exchange gain on US debt has been allocated on a pro rata basis to the Spinout Assets using the cumulative investment in the Spinout Assets as a proportion of total senior note debt of Paramount.

     (iv) General and administrative expenses decreased by $10.1 million and $10.5 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. General and administrative expenses were allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

      (v) Bad debt expense (recovery) decreased by $2.8 million (recovery) and $3.1 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Bad debt expense (recovery) was allocated to the Spinout Assets on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

     (vi) Lease rental expenses decreased by $0.7 million and $0.6 million and geological and geophysical expenses decreased by $1.5 million and $0.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for lease rental and geological and geophysical expenses that related specifically to the Spinout Assets.

     (vii) Dry hole costs decreased by $0.9 million and $3.9 million and writedown of petroleum and natural gas properties decreased $nil and $1.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for dry hole costs that related specifically to the Spinout Assets.

    (viii) Gain on sale of property, plant and equipment for the nine months ended September 30, 2004 increased by $1.4 million, and loss on sale of property, plant and equipment for the year ended December 31, 2003 decreased by $1.8 million, for property, plant and equipment sales that related specifically to the Spinout Assets.

     (ix) Accretion of asset retirement obligations expense decreased by $2.0 million and $2.1 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

      (x) The provision for depletion and depreciation expense decreased by $70.4 million and $74.4 million for the nine months ended September 30, 2004 and the year ended

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           December 31, 2003, respectively. The depletion and depreciation expense related specifically to the Spinout Assets.

     (xi) Large Corporation Tax and other decreased by $1.6 million and $1.3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Large Corporation Tax and other taxes have been allocated to the Spinout Assets on a pro rata basis using the capital tax base of the Trust as a proportion of Paramount aggregate capital tax base.

     (xii) Future income tax expense (recovery) decreased by a $14.3 million (recovery) and a $17.7 million (expense) for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. Future income tax expense (recovery) was determined using the liability method of accounting for income taxes for the Spinout Assets.

            Future income tax liability decreased by $10.0 million at September 30, 2004.

    (xiii) As at September 30, 2004, accounts receivable decreased by $51.9 million; financial instrument assets decreased by $1.9 million; prepaid expenses decreased by $1.6 million; accounts payable and accrued liabilities decreased by $54.2 million; and financial instrument liabilities decreased by $4.4 million. Accounts receivable, financial instrument assets, prepaid expenses, accounts payable and accrued liabilities, and financial instrument liabilities were allocated on a pro rata basis using production volumes of the Spinout Assets as a proportion of the aggregate production volumes of Paramount.

    (xiv) The net book value of property, plant and equipment decreased by $595.1 million, asset retirement obligations liability decreased by $55.1 million, and goodwill decreased by $19.4 million, as at September 30, 2004. The costs of petroleum and natural gas properties, the associated accumulated depletion and depreciation, and the liability for asset retirement obligations have been accumulated in the accounting records on an area-by-area basis and relate specifically to the Spinout Assets. The goodwill arose due to the acquisition of Summit Resources Ltd. ("Summit") by Paramount Resources Ltd. in 2002. A portion of the goodwill is related to Kaybob properties acquired from Summit and those properties are included as part of the Spinout Assets. The allocation was based on the estimated reserve values for the Spinout Assets as a portion of estimated total reserves for Paramount.

     (xv) Deferred credit decreased by $7.4 million as at September 30, 2004. The deferred credit related specifically to the Spinout Assets.

    (xvi) Retained earnings decreased by $558.9 million as at September 30, 2004. The pro forma adjustment reflects the cumulative investment by Paramount in the Spinout Assets.

5.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

a) Pro forma adjustments and assumptions to the $185 million acquisition to adjust for the transfer of the Spinout Assets as follows:

The assets acquired in the $185 Million Acquisition included oil and natural gas assets located in the Kaybob area in central Alberta, and in the Fort Liard area in Northwest Territories and in northeast British Columbia. The Spinout Assets to be transferred include some of, but not all of the Kaybob properties acquired as part of that acquisition. The unaudited pro forma consolidated statements of earnings (loss) for the nine months ended September 30, 2004 and the year ended December 31, 2003,

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

require the following adjustments to remove the properties transferred as part of the Spinout Assets, which were included as part of the $185 Million Acquisition, (note 2a).

      (i) Revenues, royalties and operating expenses that specifically relate to the oil and natural gas properties to be included as part of the Spinout Assets have been deducted for the nine month period ended September 30, 2004 and the year ended December 31, 2003 as follows:

                                                                SIX MONTHS
                                                                  ENDED       YEAR ENDED
                                                                 JUNE 30,    DECEMBER 31,
                                                                   2004          2003
  ---------------------------------------------------------------------------------------
  Petroleum and natural gas sales.............................   $ 53,311      $ 82,609
  Royalties...................................................    (14,088)      (22,750)
  Operating expenses..........................................     (9,111)      (13,222)
                                                                 --------      --------
  Excess of petroleum and natural gas sales over operating
    expenses..................................................   $ 30,112      $ 46,637
                                                                 ========      ========

     (ii) Accretion of asset retirement obligations decreased by $0.9 million and $1.7 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The accretion expense related specifically to the Spinout Assets.

     (iii) For the nine months ended September 30, 2004 and the year ended December 31, 2003, depletion and depreciation expense has been decreased by $10.7 million and $18.4 million, respectively, to reflect the pro forma decrease in the carrying value of property, plant and equipment of $113.8 million as a result of the transfer of the Spinout Assets.

     (iv) Interest expense has been decreased by $4.0 million and $8.3 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively. The decrease was allocated based on the pro rata decrease in debt. Debt was reduced on a pro rata basis using the net book value of the property, plant and equipment to be transferred with the Spinout Assets as a proportion of the total acquisition cost.

     (v) Large Corporation Tax has been decreased by $0.1 million and $0.2 million for the nine-month period ended September 30, 2004 and the year ended December 31, 2003, respectively, as a result of the decrease in Paramount's long-term debt.

     (vi) Future income tax expense (recovery) has increased (decreased) by $7.5 million and $10.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

b) The Pro forma Financial Statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003, reflect the following additional pro forma adjustments:

       (i) On October 25, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share for gross proceeds of $57.5 million. On October, 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a "Flow-through" basis at $29.50 per share for gross proceeds of $59.0 million. The estimated net proceeds from the two share issuances is $112.7 million.

      (ii) Pursuant to Paramount's 7 7/8% and 8 7/8% senior notes, Paramount redeemed on December 30, 2004 US$41.7 million (pro forma adjustment Cdn$52.7 million using

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

            September 30, 2004 foreign exchange rate of Cdn$1.2616/US$; actual using December 30, 2004 foreign exchange rate of Cdn$1.2362/US$ is Cdn$51.6 million) aggregate principal amount of its 7 7/8% senior notes due 2010 and US$43.8 million (pro forma adjustment Cdn$55.2 million using September 30, 2004 foreign exchange rate of Cdn$1.2616/US$; actual using December 30, 2004 foreign exchange rate of Cdn$1.2362/US$ is Cdn$54.1 million) aggregate principal amount of its 8 7/8% senior notes due 2014. The redemption price is US$1,078.75 per US$1,000 principal amount of the 7 7/8% senior notes and US$1,088.75 per US$1,000 principal amount of the 8 7/8% senior notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The amount being redeemed represents approximately 29% of the US$300 million aggregate principal amount of senior notes currently outstanding. Long-term debt has been reduced by $107.9 million to reflect the redemption. The premium paid on redemption of the notes of $9.0 million, is reflected as an adjustment to retained earnings as at September 30, 2004. Other assets and retained earnings decreased by $3.2 million as at September 30, 2004 to reflect the reduction in deferred financing costs upon redemption of the senior notes. The $9.0 million and $3.2 million adjustments have been presented as pro forma adjustments to retained earnings and have not been presented as adjustments in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

            Interest expense decreased by $5.8 million and $5.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the reduction in debt.

     (iii) Interest expense of $7.6 million and $9.6 million has been deducted due to the transfer of the Spinout Assets (note 4(a)(iii)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Interest expense of $4.0 million and $8.3 million has been deducted for the transfer of assets that were acquired as part of the $185 Million Acquisition (note 5(a)(iv)) for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Upon completion of the proposed Trust Spinout, no debt will be allocated to the Spinout Assets, and as a result, the interest deduction in note 4(a)(iii) and note 5(a)(iv) is reversed.

            As part of the transfer of the Spinout Assets, it is expected that Paramount will receive $150 million in cash and will use the proceeds to reduce its debt. Interest expense decreased by $3.9 million and $6.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, due to the assumed reduction in debt of $150 million. The interest reduction was calculated at 3.5% and 4.5% for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (iv) As a result of the proposed Trust Spinout, a pro forma adjustment to future income taxes and the deferred credit have been reflected on the unaudited pro forma balance sheet as at September 30, 2004. The net adjustment to future tax of $139.1 million, has been reflected as a reduction in the future income tax liability by $130.2 million, a reversal of the future tax asset reduction of $10.0 million (note 4(a)(xii)), and an increase in the future tax asset of $8.9 million. The deferred credit has increased by $6.3 million as at September 30, 2004

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

           as a result of the proposed Trust Spinout. These adjustments reflect a reduction in the future tax liabilities anticipated by Paramount as a result of the proposed Trust Spinout.

           As a result of the proposed Trust Spinout, a $3.0 million pro forma adjustment to retained earnings has been reflected on the unaudited pro forma balance sheet as at September 30, 2004, reflecting a non recurring Large Corporation Tax charge incurred upon completion of the proposed Trust Spinout. This item has been presented as a pro forma adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as they do not have a continuing impact on the earnings of the Company.

      (v) Following the completion of the proposed Trust Spinout, the Company would hold approximately 19% of the total issued and outstanding Trust Units. The equity interest in the Trust is recorded at book value of the Spinout Assets which is $113.1 million. The equity income resulting from the investment in the Trust is $23.6 million and $17.8 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

     (vi) As a result of the proposed debt exchange offering, other assets increased by $3.0 million to reflect the estimated costs for the exchange offering. Interest expense has increased by $0.3 million and $0.4 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the amortization of issuance costs over eight years.

     (vii) As a result of the proposed debt exchange offering, interest expense has increased by $2.8 million and increased by $7.2 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the interest rate of the new senior notes. Pursuant to the proposed debt exchange, US$36.3 million (Cdn$45.8 million) will be paid to holders of existing senior notes to facilitate the exchange. An adjustment for this amount has been reflected as an adjustment to Paramount's credit facility. The $45.8 million has been presented as an adjustment to retained earnings and has not been presented as an adjustment in the unaudited pro forma consolidated statements of earnings as it does not have a continuing impact on the earnings of the Company. Interest expense increased by $1.4 million and $1.9 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the increase the Company's credit facility of $45.8 million. Deferred financing costs decreased by $8.2 million as at September 30, 2004, due to the settlement of the 7 7/8% and 8 7/8% Senior Notes upon completion of the debt exchange.

    (viii) Large Corporation Tax has been increased by $0.5 million and $0.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2004, respectively, as a result of the increase in Paramount's capital tax base due to the pro forma adjustments above.

     (ix) Future income tax expense increased by $0.7 million and decreased by $3.5 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, to reflect the tax effect of the pro forma adjustments described above.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

6.  EFFECT OF RECENT ACCOUNTING PRONOUNCEMENT AND DISCONTINUED OPERATIONS

A)  ASSET RETIREMENT OBLIGATIONS

On January 1, 2004, Paramount retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants', ("CICA") recommendations on Asset Retirement Obligations, which require liability recognition for the fair value of retirement obligations associated with long-lived assets. As a result of the retroactive adoption of this recommendation, the following adjustments have been applied to Paramount's unaudited pro forma consolidated statement of earnings
(loss) for the year ended December 31, 2003; Paramount's accretion of asset retirement obligations has decreased by $0.4 million, depletion and depreciation has increased by $2.9 million, and future income tax recovery has increased by $1.0 million.

B)  DISCONTINUED OPERATIONS

On July 27, 2004, Wilson Drilling Ltd. ("Wilson"), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers' shares and can be redeemed for trust units in an income trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99% interest in a drilling partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

Paramount has reclassified a building acquired as a result of the Summit acquisition as an asset held for sale. For reporting purposes, $7.9 million of property, plant and equipment, $6.5 million of current and long-term debt, and $0.2 million of earnings (loss) have been classified as discontinued operations as at, and for the nine months ended September 30, 2004.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

Selected financial information of the discontinued operations:

                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2004            2003
------------------------------------------------------------------------------------------
Revenue
  Other Income..............................................      1,224          2,012
                                                                 ------          -----
Expenses
  Interest..................................................        548            703
  General and administrative................................       (233)          (367)
  Depreciation..............................................        886          1,204
  (Gain) loss on sale of property and equipment.............     (6,771)            20
                                                                 ------          -----
                                                                 (5,570)         1,560
                                                                 ------          -----
Net income (loss) before income tax.........................      6,794            452
Large Corporation Tax and other.............................      1,532            186
Future income tax expense...................................        103            324
                                                                 ------          -----
Net income (loss) from discontinued operations..............      5,159            (58)
                                                                 ======          =====

7.  NET EARNINGS PER COMMON SHARE

The calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 58,887 and 59,945, respectively for the nine months ended September 30, 2004 and 60,098 and 60,472, respectively, for the year ended December 31, 2003 before adjustments related to the issuance of common and flow-through shares, note 5(b)(i).

After adjusting for the issuance of common and flow-through shares, note 5(b)(i), the calculation of net income (loss) per common share is based on the basic and diluted weighted average number of common shares outstanding for the period of 63,387 and 64,445, respectively, for the nine months ended September 30, 2004 and 64,598 and 64,972, respectively, for the year ended December 31, 2003.

8.  US GAAP RECONCILIATION

The pro forma unaudited consolidated financial statements as at and for the nine months ended September 30, 2004 and the year ended December 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

below. The application of United States generally accepted accounting principles ("US GAAP") would have the following effects on the Company's pro forma net earnings (loss) as follows:

                                                              NINE MONTHS
                                                                 ENDED             YEAR ENDED
                                                             SEPTEMBER 30,        DECEMBER 31,
                                                                  2004                2003
-------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD.......................       $40,651              $    18
ADJUSTMENTS, NET OF TAX
Forward foreign exchange contracts and other financial
  instruments(a).........................................           124                1,640
Impairments and related change in depletion and
  depreciation(c)........................................         1,694                7,046
Short-term investments(d)................................           163                  428
General and administrative(f)............................        (2,551)                 263
Earnings (loss) from discontinued operations(g)..........            --               (8,593)
                                                                -------              -------
Earnings (loss) before discontinued operations and change
  in accounting policy...................................        40,081                  802
Earnings from discontinued operations, net of tax(g).....            --                8,593
Change in accounting policy--asset retirement
  obligations, net of tax(h).............................            --               (4,127)
                                                                -------              -------
NET EARNINGS FOR THE PERIOD--US GAAP.....................       $40,081              $ 5,268
                                                                =======              =======
NET EARNINGS (LOSS) PER COMMON SHARE BEFORE DISCONTINUED
  OPERATIONS AND CHANGE IN ACCOUNTING POLICY FOR THE
  PERIOD--US GAAP
  Basic..................................................       $  0.63              $  0.01
  Diluted................................................       $  0.62              $  0.01
NET EARNINGS PER COMMON SHARE FOR THE PERIOD--US GAAP
  Basic..................................................       $  0.63              $  0.08
  Diluted................................................       $  0.62              $  0.08

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004:

                                                                SEPTEMBER 30, 2004
                                                              ----------------------
                                                                  AS
                                                               REPORTED     US GAAP
------------------------------------------------------------------------------------
ASSETS
Short term investments(d)...................................   $ 11,715     $ 12,700
Financial instruments(a)....................................      1,531           --
Future tax asset............................................      8,881           --
Property, plant and equipment(c)............................    669,008      694,569

LIABILITIES
Deferred hedging loss(a)....................................   $     --     $     --
Deferred revenue(a).........................................         --           --
Financial instruments(a)....................................      2,275          538
Future income taxes(a)(b)(c)(d)(f)..........................         --        1,617
SHAREHOLDERS' EQUITY
Retained earnings(a)(c)(d)(f)...............................   $117,712     $131,017

(a)  FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS
Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities". With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings (loss) unless specific hedge accounting criteria are met.

Under US GAAP for the nine-month period ending September 30, 2004, the deferred financial instrument asset of $1.5 million and the deferred financial instrument liability of $0.8 million described in note 2 of the unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months then ended, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.2 million (net of tax--$0.1 million) for the nine months ended September 30, 2004 would not have been recognized in earnings (loss) for US GAAP purposes. For the year ended December 31, 2003, additional income of $2.7 million (net of tax--$1.6 million) would have been recorded.

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

(b)  FUTURE INCOME TAXES
The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, this difference did not impact the Company's financial position or results of operations.

(c)  IMPAIRMENTS
Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the "CICA") implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

For the nine-month periods ended September 30, 2004 and the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $2.8 million (net of tax--$1.7 million) and $11.7 million (net of tax--$7.0 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP.

(d)  SHORT-TERM INVESTMENTS
Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings (loss) as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings (loss) until the security is sold. As at September 30, 2004 and December 31, 2003, the Company had unrealized holding gains of $1.0 million (net of tax--$0.6 million) and $0.7 million (net of tax--$0.4 million), respectively. The net increase of $0.3 million (net of tax--$0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2004. The Company had unrealized holding gains of $0.7 million (net of tax--$0.4 million), as at December 31, 2003.

(e)  OTHER COMPREHENSIVE INCOME (LOSS)
Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income (loss). In these unaudited pro forma consolidated financial statements, there are no comprehensive income (loss) items other than net earnings (loss).

(f)  STOCK-BASED COMPENSATION
The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, "Accounting for Stock-Based Compensation", requires that an enterprise

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings (loss) had the Company recorded the fair value of options granted:

                                                   NINE MONTHS ENDED       YEAR ENDED
                                                   SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD--US GAAP.............       $40,081              $5,268
Stock-based compensation expense determined under
  the fair value based method for all awards, net
  of related tax effects.........................         2,551                (263)
                                                        -------              ------
PRO FORMA NET EARNINGS--US GAAP..................       $42,632              $5,005
                                                        =======              ======
NET EARNINGS PER COMMON SHARE
Basic
  as reported....................................       $  0.63              $ 0.08
  pro forma......................................       $  0.67              $ 0.08
Diluted
  as reported....................................       $  0.62              $ 0.08
  pro forma......................................       $  0.66              $ 0.08

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004 and the year ended December 31, 2003, an additional $3.4 million (2003--$0.3 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004 and the year ended December 31, 2003, $0.8 million (2003--$0.6 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(g)  DISCONTINUED OPERATIONS
Under US GAAP, the PET transaction would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings (loss) from discontinued operations would have totalled $nil and $12.9 million (net of tax--$8.6 million) for the nine months ended September 30, 2004 and year ended December 31, 2003 or $nil and $0.13 per basic and diluted common share, respectively.

(h)  ASSET RETIREMENT OBLIGATIONS
Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.8 million (net of tax--$4.1 million) charge to earnings (loss) or $0.06 per basic and

--------------------------------------------------------------------------------

PARAMOUNT RESOURCES LTD.
--------------------------------------------------------------------------------

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
(ALL TABULAR AMOUNTS EXPRESSED IN THOUSANDS OF DOLLARS UNLESS OTHERWISE NOTED)

diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings (loss) for the earliest period presented.

--------------------------------------------------------------------------------

                         (PARAMOUNT RESOURCES LTD LOGO)

                               Offer to Exchange

              US$133,256,000 Aggregate Principal Amount of 7 7/8%
                             Senior Notes Due 2010
                      (CUSIP 699320AA5, ISIN US699320AA59)

                                      and

               US$81,250,000 Aggregate Principal Amount of 8 7/8%
                             Senior Notes Due 2014
                      (CUSIP 699320AB3, ISIN US699320AB33)

                                      for

              US$214,506,000 Aggregate Principal Amount of 8 1/2%
                             Senior Notes Due 2013

                                      and

                                      Cash

                                      and

          Solicitation of Consents to Amendments to Related Indentures
                             ---------------------
                       AMENDMENT TO PROSPECTUS SUPPLEMENT
               AND SOLICITATION STATEMENT DATED DECEMBER 15, 2004

                                JANUARY 24, 2005
                             ---------------------
             The Exchange Agent for the Offer and Solicitation is:
               THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK

                         One Liberty Plaza, 23rd Floor
                               New York, NY 10006
                           Telephone: (212) 225-5427
                           Facsimile: (212) 225-5436
                              Attention: Pat Keane

            The Information Agent for the Offer and Solicitation is:
                     GLOBAL BONDHOLDER SERVICES CORPORATION

                             65 Broadway--Suite 704
                               New York, NY 10006
                            Attn: Corporate Actions
                     Banks and Brokers call: (212) 430-3774
                           Toll-free: (866) 470-4200

      The Dealer Manager for the Offer and the Solicitation Agent for the
                                Solicitation is:
                              UBS INVESTMENT BANK

                              677 Washington Blvd.
                               Stamford, CT 06901
                           Telephone: (203) 719-4210
                      US Toll-Free: (888) 722-9555 x 4210
                     Attention: Liability Management Group